

Driving quality growth



Campbell Soup Company 2005 Annual Report

Our Quality Growth Strategies

1. xpand our on brands vithin Simple eals and aked Snacks.

2. Trade consumers up to higher levels of satisfaction centering on onvenience, vellness, and quality.

3. Make our products more broadly available in existing and new markets.

4. Increase margins by improving price realization and company-wide productivity.

5. Improve overall organizational diversity, engagement, excellence, and agility.

inancial Highlights

ns of dollars, except per share amounts)

	2005	2004
let sales	$7,548	$7,109
iross margin	$3,057	$2,922
ercent of sales	40.5%	41.1%
arnings before interest and taxes[1]	$1,210	$1,115
Percent of sales	16.0%	15.7%
let cash provided by operating activities	$ 990	$ 744
apital expenditures	$ 332	$ 288
let earnings[1]	$ 707	$ 647
er share[1]		
asic[1]	$ 1.73	$ 1.58
iluted[1]	$ 1.71	$ 1.57
ividends	$ 280	$ 259
er share	$ 0.68	$ 0.63

[1] 004 results include a pre-tax restructuring charge of $32 ($22 after tax or $.05 per share) related to a reduction in vorkforce and the implementation of a distribution and logistics realignment in Australia.

"Our company has delivered a year of quality growth, surpassing the financial goals we set for ourselves...This is an important step forward in fulfilling our mission to build the world's most extraordinary food company."

Douglas R. Conant
President and Chief Executive Officer



Fellow Shareowners,

I am pleased to report that our company has delivered a year of quality growth, surpassing the financial goals we set for ourselves. We've again become fully competitive in the food industry. We've earned loyalty from our consumers, accolades from our customers, and credibility with the investment community.

Over the past four years, we have made significant progress. We've improved the quality of our top products. We've strengthened innovation pipelines in all our businesses. We've increased our marketing support across the board. We've enhanced relationships with our customers. We've improved our working environment, resulting in a more engaged workforce. As a result of all these actions, we've improved our sales growth profile significantly since the launch of our transformation plan in 2001.


Campbell's
CONDENSED
Chicken
Noodle
SOUP


Campbell's
CONDENSED
Tomato
SOUP

Renewing the Legend

Campbell's condensed soups are again showing strength through a focus on improving product quality, packaging, and marketing. We're building on our success by launching more kid-preferred varieties, such as *Campbell's* condensed soup with pasta-shaped characters from the popular animated television series *The Batman*™, and merchandising events, such as the SouperStar Island contest. We're also ramping up investment in *Campbell's Healthy Request* reduced-sodium soups, and working to "win the holidays" with *Campbell's* cream soups for cooking as we celebrate the 50th anniversary of *Campbell's* Green Bean Casserole Bake recipe.


Campbell's
CONDENSED SOUP
Healthy Request
30% Less Sodium
98% FAT FREE
Cream of
MUSHROOM

Now, we'll continuously improve on our performance in a sustainable fashion. Our mission is "to build the world's most extraordinary food company." Our vision to deliver that mission is "to nourish the lives of people everywhere, every day." We have two key metrics that will define our success. In the marketplace, we will define winning by delivering the best total shareowner returns in our peer group over the next decade. Our annual goal is to deliver above-average total shareowner returns on a rolling three-year basis. In the workplace, we will define winning by enhancing employee engagement every year.

We will continue to drive quality growth — in our products, our marketing, our supply chain, our information management systems, and the capabilities of our associates; in top-line growth through higher volumes, appropriate pricing, and higher-value products; and in operating earnings, by focusing on improving margin management and lowering total delivered cost.

A Productive Year

Perhaps nothing exemplifies our improvement as a company better than the performance of our *Campbell's* condensed soup business, our single largest product line. After many years of decline, condensed soup sales grew 8 percent in fiscal 2005. This strong performance is attributable to our relentless focus on doing several critical things better over the past four years. First, we strengthened our U.S. soup management team. Second, we significantly enhanced the quality and taste of virtually our entire range of soups. Third, we converted our entire U.S. line to convenient, easy-open lids. Finally, we began a broad-scale marketing campaign that included better advertising and promotions and a major change in the way we display and merchandise condensed soups at retail. We're working to bring this type of comprehensive transformation to all our major product lines around the world.

As a result of efforts like these, in fiscal 2005, we reported net sales of $7.5 billion and earnings per share of $1.71. These results exceeded the financial goals established for our company: net sales growth of 3 to 4 percent per year, earnings before interest and taxes of 5 to 6 percent per year, and earnings per share growth of 5 to 7 percent per year.

These are some highlights from our fiscal 2005 performance:

Campbell North America Our North American businesses account for $5.5 billion in sales and include leading retail and food service brands such as *Campbell's*, *Pepperidge Farm*, *V8*, *Prego*, *Pace*, *Swanson*, *StockPot*, and our Godiva business, which operates worldwide.

In fiscal 2005, U.S. soup sales grew 5 percent. Along with the progress in our *Campbell's* condensed soup business, *Swanson* broth and *Campbell's Chunky* soups had strong sales growth. Our kids marketing programs not only helped drive growth of *Campbell's* condensed soups, but also drove growth of our rebranded *Campbell's SpaghettiOs* pasta. In addition, our premium refrigerated soups from our Stockpot business delivered record results.

Pepperidge Farm showed strength across all of its categories, but particularly in fresh bakery, where whole grain items were a significant success. Godiva had an excellent year, with growth across all channels and markets worldwide, most notably driven by strong same-store sales growth in North America.

Campbell International Our International businesses represent $2.0 billion in sales with leading brands in Europe and Asia Pacific. We own a variety of soup and sauce brands, including *Erasco* products in Germany, *Liebig* soups in France, and *Homepride* sauces in the U.K., as well as dry soup and sauce businesses throughout Europe. In Asia Pacific, we own the *Arnott's* brand of biscuits.

In fiscal 2005, Europe sales grew slightly, primarily due to favorable currency and sales gains in France and Belgium.

In Asia Pacific, Arnott's turned in another solid performance in Australia and the Australian Snackfoods business improved its profitability from 2004. Our Australian and New Zealand soup, stock, and beverage businesses continued to deliver strong sales growth.

Our Strategies

Our greatest assets are our icon brands, the competitive advantages that underlie them, and the talents of our people. We are evolving our core strategies to leverage these assets and better drive quality growth. These updated strategies build on those we have been executing over the past four years. On the next several pages, you'll get an in-depth look at these strategies.

Our brands play in multiple areas within Simple Meals.

The Simple Meals category offers tremendous growth opportunities for Campbell. By redesigning the packaging graphics for *Campbell's Soup at Hand* sippable soups and rebranding *SpaghettiOs* pasta under the *Campbell's* brand, we've extended our brands and driven marketing efficiencies. The successful launch of *Campbell's Chunky* chili demonstrates how our brands can transcend their formats and product categories within Simple Meals.


JUST HEAT & SIP
Campbell's
Soup at Hand
Chicken with Mini Noodles
Chicken with Mini Round Noodles


Campbell's
CHUNKY
CHILI
ROADHOUSE


Campbell's
SPAGHETTI
ORIGINAL
WITH 6 ESSENTIAL VITAMINS & MINERALS

---

1 Expand our icon brands within Simple Meals and Baked Snacks.

Simple Meals, heavily anchored by Soup, and Baked Snacks, heavily anchored by Biscuits, make up the majority of our portfolio — more than 80 percent of our net sales and operating earnings. These are large and growing consumer-based mega-categories. Significant opportunity exists within these categories for our key brands, all of which have potential to expand beyond the segments and categories in which we compete today.

In the U.S., the brand equity associated with our iconic *Campbell's* condensed soups offers many opportunities for expansion. In fiscal 2006, we are launching three varieties of our traditional condensed soups — Chicken Noodle, Tomato, and Vegetable — as ready-to-serve soups in microwaveable bowls under the *"M'm! M'm! Good! To Go"* umbrella. Additionally, we are more closely aligning our *Campbell's Soup at Hand* sippable soups with the *Campbell's* condensed line by coordinating the packaging graphics. This will drive marketing efficiency and broaden the positioning of *Campbell's Soup at Hand* sippable soups.

Campbell's Chunky and *Campbell's Select* soups each offer unique benefits. *Campbell's Chunky* soups have been a strong top-line contributor for several years, and in fiscal 2006 we are augmenting this growth with new varieties. *Campbell's Select* soups, while growing over the past decade, have performed inconsistently. In fiscal 2006, we are putting major efforts behind restoring the brand's vitality by launching distinctive advertising to core users, putting three bestsellers in convenient microwaveable bowls, and introducing other unique varieties.

While soup is clearly central to our plans, there are other Simple Meals where our brand equities can be competitively leveraged and our existing assets more fully utilized. We have made significant progress already with the launch of

The Baked Snacks mega-category is huge and growing.

Whether it's for "on-the-go" munching, an indulgent treat, or a nutritious bite, Pepperidge Farm and Arnott's are leaders in building on the power of our brands within Baked Snacks. Pepperidge Farm has introduced *Goldfish* crackers made with whole grains and added three deliciously rich Soft Baked cookies — Snickerdoodle, Sugar, and Oatmeal Cranberry. In fiscal 2006, Arnott's will introduce Australians to *Tim Tam* Balls, a bite-sized version of their favorite chocolate biscuit.


CHEDDAR MADE WITH WHOLE GRAIN
Pepperidge Farm
Goldfish
Made with
Whole Grain
Baked Snack Crackers
Zero Grams Trans Fat
Great Cheddar Taste!


Arnott's
Tim Tam
Balls
ORIGINAL


Soft Baked
New!
Pepperidge Farm
Soft Baked
Snickerdoodle
Cookies
NET WT 8.6 OZ

Campbell's Chunky chili in both Canada and the U.S., and by converting *Franco-American* pasta to *Campbell's* branding in the U.S. Internationally, we plan to accelerate innovation by expanding the line of *Campbell's* soups in microwaveable bowls in Australia and introducing new formats for *Batchelors Super Noodles* in the U.K.

Our *Pepperidge Farm* premium baked goods in the U.S. and *Arnott's* biscuits in Asia Pacific are leading brands in the Baked Snacks category.

Through continuous innovation, *Pepperidge Farm Goldfish* crackers delivered 14 consecutive years of sales growth. In fiscal 2005, this record continued with the addition of whole grain and calcium-fortified varieties. Pepperidge Farm extended its cookie line with new varieties of its popular Soft Baked cookies, which achieved double-digit growth. We also introduced sugar-free varieties of our best-selling *Milano* and Chocolate Chunk cookies.

Arnott's launch of *Dangerous Liaison Tim Tam* biscuits in sophisticated flavors such as Black Forest Fantasy and Creamy Truffle Sensation continued to drive incremental sales for its *Tim Tam* brand. In fiscal 2006, it will expand "beyond the biscuit" with indulgent, bite-sized *Tim Tam* Balls.

Beyond Simple Meals and Baked Snacks, we have two other growth platforms that can be leveraged: *V8* beverages and *Godiva* premium chocolate products.

Our *V8* brand is ranked at the high end of consumers' health and wellness perceptions. We are leveraging these perceptions of convenient, vegetable nutrition by increasing top-of-mind awareness of the core *V8* juice products and extending household reach with innovative vegetable-based products.

Godiva products have traditionally been purchased as gifts. We're now broadening our offerings for immediate "self-treat" consumption, with products such as our new *Godiva Chocolixir* beverage and handmade peanut butter cups.


NEW!
PEPPERIDGE FARM
Whims
Crunchy Clusters
CHOCOLATE CASHEW
COOKIES


V8 TASTE GUARANTEE
NEW
V8
100% Fruit&Vegetable JUICE
TROPICAL
A blend of 8 fruit & vegetable juices from concentrate
AN EASY WAY TO 5 A DAY
150ml = 1 Portion

Convenience. Wellness. Quality.

We are raising the bar when it comes to delivering products that meet consumers' expectations in these areas. Poppable Pepperidge Farm *Whims* cookies are packaged in a resealable, portable container that makes them ideal for on-the-go adults. The launch of *V8* fruit and vegetable juices in the U.K. is making it easier for British consumers to embrace a healthy diet. The organic line of *Swanson* broth is appealing to consumers' demands for high-quality, health-focused offerings.


NEW!
SWANSON
CERTIFIED ORGANIC
USDA ORGANIC
Beef Broth
99% FAT FREE · NO ADDED MSG
GLUTEN FREE · 25% LESS SODIUM THAN OUR REGULAR PRODUCT†
NET WT. 32 OZ. (2 LB.) (907g)



2 Trade consumers up to higher levels of satisfaction centering on convenience, wellness, and quality.

Today's consumers are more demanding than ever, and willing to pay a premium for products that deliver higher quality, taste, and portability. As a result, we see a significant opportunity to "trade consumers up" to products that offer these enhanced attributes. For example, we launched organic lines of *Swanson* broth and *Prego* spaghetti sauce to appeal to consumers' demand for more healthful offerings.

Campbell's Healthy Request soups, a line of reduced-sodium and low-fat products, had double-digit sales growth in fiscal 2005, after years of flat or declining sales growth, primarily due to better merchandising. We believe upside opportunity exists for this product line, and we'll continue to focus on it.

Pepperidge Farm is responding to consumers' increasing demand for foods containing whole grains through its line of whole wheat and whole grain breads, rolls, English muffins, and bagels. These delicious and nutritious offerings have helped Pepperidge Farm achieve strong sales growth in its fresh bakery business for two consecutive years.

Australian consumers can enjoy two new varieties of *Arnott's* leading better-for-you *Snack Right* biscuits with Apricot and Yoghurt Fruit Slice and Wild Berry Pillow. On the savory side, Arnott's has extended its crispbread line, with *Vita-Weat* Soy & Linseed, which is 100 percent natural and a source of Omega 3, and *Salada* Poppy & Sesame.

In fiscal 2006, we are moving into the premium shelf-stable soup market in the U.S., with *Campbell's Select Gold Label* soups, which use aseptic technology. Aseptic processing and packaging provide high-quality, delicious products, including such unique varieties as Golden Butternut Squash and Creamy Portobello Mushroom. Food retailers' early response to these new soups has been enthusiastic, which is no surprise, as we have already achieved market leadership in the three countries where the aseptic format is widely used — France, Australia, and Canada.

In Europe, we are capitalizing on consumers' preferences for convenience with the introduction of instant dry soups in multi-serving jars in the U.K. and France. In the area of wellness, we are expanding the presence of our *V8* brand in the U.K. by launching five flavors of 100 percent fruit and vegetable juice to appeal to health-conscious consumers.

In Australia, *V8* juice had double-digit sales growth in fiscal 2005 and became the country's leading premium juice brand. We also launched *V8* Carrot, Apple & Ginger, and *V8 Plus* beverages, which enhanced our base drink line with ginkgo biloba, ginseng, green tea, and wheatgrass.

Godiva is enticing chocolate lovers with its *Godiva* Platinum Collection, a new assortment of chocolates, featuring unique textures and flavors, packaged in an elegant Platinum ballotin. These signature chocolates are being introduced globally in fiscal 2006.



3 Make our products more broadly available in existing and new markets.

As prepared food offerings grow in U.S. supermarket delis, retailers recognize the value of our high-quality refrigerated soups. Demand for our refrigerated soups has increased dramatically, with double-digit sales growth in fiscal 2005.

This demand contributed to our decision to build a new $80 million culinary campus in Washington state to accommodate the anticipated growth, increasing our production capacity by 50 percent. This will better position us to further penetrate retail grocery stores, traditional food service chains, and independent restaurant locations.

Available where — and how — consumers shop.

Customized products and packaging for emerging channels and markets will help make our offerings more available to more consumers. For instance, we introduced *Arnott's Tim Tam* biscuits in China. We are driving penetration of traditional food service chains, independent restaurant locations, and retail grocers in the U.S. with refrigerated soups made by our Stockpot business. *Campbell's Chunky* soups in customized case packs allow consumers who desire larger quantities the convenience of purchasing several cans at one time.



添点
Arnott's
Stock
Pot
FRESH IDEAS
Campbell's
CHUNKY
Soup That Eats Like A Meal
HEARTY BEEF 8 PACK
4 Sirloin Burger
with Country Vegetables
Old Fashioned
4 Vegetable Beef

The strong performance of *Campbell's* condensed soup business demonstrates the value of the *iQ Maximizer,* an innovative gravity-feed shelf system for merchandising soup. This adaptable unit, now in about 14,000 stores, makes stocking and maintaining shelves simpler for retailers, while making the soup aisle dramatically easier for consumers to shop.

Outside the U.S., we're accelerating our brand and product offerings in key markets, especially those with high per capita consumption of soup. In South Asia, we introduced the first *Campbell's* brand instant dry soups for breakfast, featuring nine nutritious varieties based on popular flavors for children.

Capitalizing on its leadership position in Australia and New Zealand, Arnott's launched *Tim Tam* biscuits in China during the year with seven varieties tailored to Chinese tastes throughout the cities of Guangzhou and Shenzhen. This builds on Arnott's expansion in recent years into Indonesia and Malaysia.

We will continue to focus efforts behind Simple Meals and Baked Snacks in Hong Kong, Indonesia, Japan, and Malaysia, while exploring opportunities in new markets, such as China and Russia.

4 Increase margins by improving price realization and company-wide productivity.

Consistent with our financial goals of growing earnings faster than sales, we believe we can improve our margins. To do this, we plan on capturing more of the value our products create — through improved price realization and better product mix management. We also expect to improve productivity through more efficient customer and marketing spending and further optimization of our supply chain.

During fiscal 2006, we will continue work on the new sales and distribution system in Australia announced last year to increase productivity across our Australian operations.

From a strategic viewpoint, we plan on rolling out our SAP enterprise-resource planning system in Canada in fiscal 2006 and will begin to prepare other North American businesses to implement SAP over the next few years. Further, the Global


Campbell's



Our Corporate Leadership Team

Robert Schiffner, Senior VP and Chief Financial Officer; Jerry Buckley, Senior VP Public Affairs; Doreen Wright, Senior VP and Chief Information Officer; David White, Senior VP Global Supply Chain; Nancy Reardon, Senior VP and Chief Human Resources and Communications Officer; Larry McWilliams, Senior VP and President– Campbell International; Carl Johnson, Senior VP and Chief Strategy Officer; Ellen Oran Kaden, Senior VP Law and Government Affairs; Arthur Anderson, Senior VP Global Research & Development and Quality; Mark Sarvary, Executive VP and President– Campbell North America

Supply Chain team will continue to focus on lowering costs incurred across the total supply chain, from the procurement of ingredients and packaging to the delivery to customers.



5 Improve overall organizational diversity, engagement, excellence, and agility.

The diversity, engagement, excellence, and agility of our workforce are critical to our long-term success. We've made great strides in these areas, but there's always room for improvement in the speed, quality, and dexterity of our problem solving, decision-making, and execution.

During the past four years, we have continued to promote our Campbell Promise — Campbell Valuing People, People Valuing Campbell. We remain committed to developing a culture of mutual respect. In fiscal 2005, to help drive this spirit across the organization, we introduced our Campbell Values, which focus on character, competence, and teamwork. We know that to win in the marketplace, we must first win in the workplace.

We are committed to increasing the diversity of our workforce to better reflect the markets in which we operate and sell our products. In fiscal 2005, we developed a comprehensive plan to improve how the company leverages diversity for overall business success. We are rolling out diversity education and training to build competence in managing diversity, and will continue to support affinity networks at Campbell. We also launched a Diversity Advisory Board to help guide our initiatives and support a culture of inclusion across our organization.

For the past four years, we have conducted annual workplace surveys to assess the level of employee engagement. We have improved overall engagement every year, incorporating ideas from Campbell associates at all levels.

In addition, we inaugurated a "Winning With Integrity" compliance program, which reinforces the importance of ethical principles and behaviors in all parts of our business practices.

We also continue to make a difference in our communities by encouraging volunteerism and striving to be good corporate citizens.

Financial Goals

As we continue to generate top-line growth through higher volume, appropriate pricing, and higher-value products, we will strive to generate higher operating earnings driven by margin improvement.

Over the longer term, we intend to maintain net sales growth of 3 to 4 percent per year, earnings before interest and taxes of 5 to 6 percent per year, and earnings per share growth of 5 to 7 percent per year.

After the close of fiscal 2005, we increased our annual dividend from $.68 per share to $.72 per share. We intend to focus on total shareowner returns as a critical measure of our progress and, consequently, have incorporated this measurement as the cornerstone of our long-term compensation program.

To Be Extraordinary

I am pleased by the performance of our associates and our company since I became CEO in January 2001. We have relied on our talented, dedicated people to restore our competitiveness. We have made tough decisions, reorganizing, restructuring, and reassessing. This year's performance is an important step forward in fulfilling our mission to build the world's most extraordinary food company.



Doug Conant
PRESIDENT AND CEO



Chairman's Message



This is my first report as Chairman of Campbell Soup Company after eight years as a director. I'm delighted to write it because I am very proud to be associated with our company. The reasons are easy to state: Campbell produces high-quality food products, is managed by an equally high-quality management team, and overseen by a dedicated, experienced, and competent Board. All of us are focused on doing the right things in the right way, and are committed to serving long-term shareowner interests.

Doug has reported on business results in more detail earlier in this report, but it is clear that, in fiscal 2005, we began to see the results of the investments we have made since 2001 to transform our company in the marketplace and in the workplace. Campbell is a far more competitive and innovative company today than it was four years ago when Doug joined as CEO. Earlier this year, the Board reviewed with management a thoughtful strategic plan to drive quality growth through an expanded focus on "Simple Meals" and "Baked Snacks." We believe that Campbell now has the capabilities it needs to succeed in these broader arenas, and has made important strides toward achieving our long-term goal of being the world's most extraordinary food company.

To further align management's and shareowners' interests, during the last fiscal year the Board's Compensation and Organization Committee approved a new long-term incentive compensation program. Our shareowners and potential investors will be pleased to see that total shareowner returns, compared to other food companies, will be the central driver of incentive compensation for Campbell's executives under this new program. This will align management's interests with those of shareowners as much as any program I have ever seen.

In November 2005, Don Stewart will retire from the Board after 14 years of dedicated service. We have greatly benefited from the perspective Don has contributed to our work from his distinguished experience in the academic and not-for-profit worlds. The nominee to succeed him is Barry Rand, formerly the chairman and CEO of Avis. Barry's wide-ranging business background will make him a valuable addition to the Board. In anticipation of Phil Lippincott's retirement next year, the Board has also nominated Sara Mathew, senior vice president and chief financial officer of Dun & Bradstreet, who was previously associated with Procter & Gamble for over 18 years. Sara brings an extensive background in finance and the consumer products industry.



Harvey Golub
CHAIRMAN OF THE BOARD

Innovation on every level is driving quality growth.

Simple Meals and Baked Snacks … perfect for people on the go … exciting new soups, snacks, and indulgent beverages that leverage iconic Campbell brands … nutritious baked goods that don't scrimp on taste … enhanced packaging with easy-open lids, microwaveable bowls, multi-serving jars, and aseptic cartons … new merchandising that makes it easier for consumers to shop or to find the ideal "self-treat" … everywhere you look at Campbell, innovation is on the move.

These advances, moreover, are aimed at mega-trends spreading around the world: a demand for convenience, high quality, and foods that promote health and wellness. As a result, innovation not only drives results, but it also adds a platform for sustainable performance that will, over time, make our company extraordinary.

What's New?




NO PRESERVATIVES
READY TO SERVE SOUP
Campbell's
Select
Gold Label
GOLDEN BUTTERNUT
SQUASH
New!

No Waiter Necessary

We've taken soup innovation to the next level with *Campbell's Select Gold Label* soups in the U.S. These vegetarian soups are made with the highest quality ingredients and their distinctive taste is similar to what you would find in a fine restaurant — only now you can enjoy them in your home. Aseptic technology and packaging ensure each flavor — Golden Butternut Squash, Blended Red Pepper Black Bean, Creamy Portobello Mushroom, Roasted Red Pepper and Tomato, and Italian Tomato with Basil and Garlic — holds its rich taste, color, and aroma without any artificial flavors or preservatives.


Campbell's
VEGETABLE
Soup-Made with Beef Stock
Campbell's
Tomato
SOUP
Campbell's
Chicken
Noodle
SOUP

A New Twist on the Classics

We've made it even easier for time-starved consumers to enjoy three of their favorite classic soups — *Campbell's* Chicken Noodle, Tomato, and Vegetable "Alphabet" — by putting them in convenient, microwaveable bowls. These latest additions to our *"M'm! M'm! Good! To Go"* line of microwaveable soups and chilis make it easy for consumers to enjoy a hot, nourishing, and delicious bowl of soup at work, at school, at home, or anywhere their busy lifestyles take them.


NOUVEAU FORMAT
Royco
Minute Soup
Tomates
& Basilic
10
PORTIONS*

Stir and Serve

Dry soup has long been a favorite snack food in Europe. It's the most popular form of soup in continental Europe, representing about half of commercial soup consumption. In recent years, we have leveraged our dry soup technology and expertise to produce new products for European consumers. One of our latest products is a multi-serving instant dry soup in a jar. This new format allows consumers to customize each cup, while the resealable jar keeps the soup fresh. The product is being launched in France under the *Royco* brand and in the U.K. under the *Batchelors* brand.


OYSTER STEW
SHRIMP
FRENCH ONION
FRENCH ONION
GOLDEN MUSHROOM
GOLDEN MUSHROOM
CLAM CHOWDER
BEEF BROTH
BEEF BROTH
Beef-Veg
Kids


Campbell's
CHEDDAR CHEESE
CHEDDAR CHEESE
SCOTCH BROTH
BEAN BACON
BEAN BACON
GREEN PEA
PEPPER POT
OLD FASHIONED TOMATO RIC
MINESTRONI
Cream
Beef-Veg
Kids


Campbell's
CHEDDAR CHEESE
CHEDDAR CHEESE
OLD FASHIONED VEGETABLE
OLD FASHIONED VEGETABLE
VEGETARIAN VEGETABLE
VEGETARIAN VEGETABLE
VEGETABLE BEEF
VEGETABLE BEEF
Cream
Beef-Veg
Kids


Campbell's
TOMATO
CREAM OF MUSHROOM
POP TOP

Smarter Merchandising

Our breakthroughs in soup merchandising continue to make it simpler for retailers to stock and maintain their soup shelves and easier and faster for consumers to shop. By the end of fiscal 2005, we had installed approximately 14,000 *iQ Maximizer* gravity-feed shelf systems in U.S. stores. In fiscal 2006, we are rolling innovative shelving out more broadly with the next generation of shelving systems designed for *Campbell's Soup at Hand* sippable soups, *Campbell's Chunky* and *Campbell's Select* soups in microwaveable bowls, and new *Campbell's Select Gold Label* soups in aseptic packaging.


PEPPERIDGE FARM

Going With the Whole Grain

Pepperidge Farm is making it easy for consumers to have it all — taste and the healthful nutrients they need. The business has an almost 70-year heritage of making whole grain breads that taste great. These days, Pepperidge Farm produces a range of products to help individuals get their daily servings of whole grains. They include a line of sandwich breads, 100% Whole Wheat Bagels, 7-Grain and 100% Whole Wheat English Muffins, Whole Grain Seasoned Croutons, Whole Wheat Garlic Texas Toast, and even a version of *Goldfish* crackers with whole grains.


chocolixir
GODIVA
Chocolatier

Indulge Yourself

A gift of *Godiva* chocolates is always in good taste. But today's *Godiva* products also are the perfect indulgence for consumers who don't want to wait for a special occasion to treat themselves. New merchandising, packaging, and products, including *Chocolixir*, a frosty, blended beverage made with *Godiva* chocolate, helped reinvigorate the brand in fiscal 2005. Godiva retail stores are being revitalized with a contemporary store design that features indulgent self-treat products while continuing to showcase the beautiful *Godiva* gift collections.


ARNOTT'S
Tasty
Jacks™
SEASONED ROAST POTATO ORIGINAL
CRINKLE CUT POTATO CHIPS

Snack Attack

This year, Arnott's introduced *Tasty Jacks* crinkle-cut potato chips, a flavor-packed snack with a fresh, roasted potato taste. One of the secrets to the success of *Tasty Jacks* has been its "real-food" flavors, such as the taste of Herb Roasted Chicken, Grilled BBQ, and Sour Cream and Bacon. Made with a unique blade that produces a deeper crinkle in the chips, *Tasty Jacks* chips offer a crunchier taste that has been an instant hit with consumers.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
OCT 1 2 2005
WASH, D.C.
185
SECTION

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended
July 31, 2005

Commission File Number
1-3822



Campbell's

CAMPBELL SOUP COMPANY

New Jersey
State of Incorporation

21-0419870
I.R.S. Employer Identification No.

1 Campbell Place
Camden, New Jersey 08103-1799
Principal Executive Offices

Telephone Number: (856) 342-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Capital Stock, par value $.0375	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ✓ No ___.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No ✓.

As of January 28, 2005 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of capital stock held by non-affiliates of the registrant was approximately $6,908,285,404. There were 410,636,363 shares of capital stock outstanding as of September 21, 2005.

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareowners to be held on November 18, 2005, are incorporated by reference into Part III.

Campbell Soup Company
Form 10-K

Index

Part I

Item 1. Business

The Company Campbell Soup Company ("Campbell" or the "company"), together with its consolidated subsidiaries, is a global manufacturer and marketer of high-quality, branded convenience food products. Campbell was incorporated as a business corporation under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, it traces its heritage in the food business back to 1869. The company's principal executive offices are in Camden, New Jersey 08103-1799.

On June 24, 2004, the company announced a series of initiatives designed to improve the company's sales growth and the quality and growth of its earnings. Beginning with fiscal 2006, the company updated the strategies it is using to continue this effort. The five strategies include:

- Expanding the company's well-known brands within the simple meal and baked snack categories;
- Trading consumers up to higher levels of satisfaction centering on convenience, wellness and quality;
- Making the company's products more broadly available in existing and new markets;
- Increasing margins by improving price realization and company-wide productivity; and
- Improve overall organizational diversity, engagement, excellence and agility.

Through fiscal 2004, the company's operations were organized and reported in four segments: North America Soup and Away From Home; North America Sauces and Beverages; Biscuits and Confectionery; and International Soup and Sauces. Beginning with fiscal 2005, the company changed its organizational structure and as a result its operations are organized and reported in the following segments: U.S. Soup, Sauces and Beverages; Baking and Snacking; International Soup and Sauces; and Other. The new segments are discussed in greater detail below.

U.S. Soup, Sauces and Beverages The U.S. Soup, Sauces and Beverages segment includes the following retail businesses: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and canned poultry; *Prego* pasta sauce; *Pace* Mexican sauce; *Campbell's Chunky* chili; *Campbell's* canned pasta, gravies, and beans; *Campbell's Supper Bakes* meal kits; *V8* vegetable juice; *V8 Splash* juice beverages; and *Campbell's* tomato juice.

Baking and Snacking The Baking and Snacking segment includes the following businesses: *Pepperidge Farm* cookies, crackers, bakery and frozen products in U.S. retail; *Arnott's* biscuits in Australia and Asia Pacific; and *Arnott's* salty snacks in Australia.

International Soup and Sauces The International Soup and Sauces segment includes the soup, sauce and beverage businesses outside of the United States, including Europe, Mexico, Latin America, the Asia Pacific region and the retail business in Canada. The segment's operations include *Erasco* and *Heisse Tasse* soups in Germany, *Liebig* and *Royco* soups and *Lesieur* sauces in France, *Campbell's* and *Batchelors* soups, *OXO* stock cubes and *Homepride* sauces in the United Kingdom, *Devos Lemmens* mayonnaise and cold sauces and *Campbell's* and *Royco* soups in Belgium, *Blå Band* soups and sauces in Sweden, and *McDonnells* and *Erin* soups in Ireland. In Asia Pacific, operations include *Campbell's* soup and stock and *Swanson* broths across the region. In Canada, operations include *Habitant* and *Campbell's* soups, *Prego* pasta sauce and *V8* juices.

Other The balance of the portfolio reported in Other includes Godiva Chocolatier worldwide and the company's Away From Home operations, which represent the distribution of products such as soup, specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in the United States and Canada.

Ingredients The ingredients required for the manufacture of the company's food products are purchased from various suppliers. While all such ingredients are available from numerous independent suppliers, raw materials are subject to fluctuations in price attributable to a number of factors, including changes in crop size, cattle cycles, government-sponsored agricultural programs, import and export requirements and weather conditions during the growing and harvesting seasons. To help reduce some of this volatility, the company uses commodity futures contracts for a number of its ingredients, such as corn, cocoa, soybean meal, soybean oil and wheat. Ingredient inventories are at a peak during the late fall and decline during the winter and spring. Since many ingredients of suitable quality are available in sufficient quantities only at certain seasons, the company makes commitments for the purchase of such ingredients during their respective seasons. At this time, the company does not anticipate any material restrictions on availability or shortages of ingredients that would have a significant impact on the company's businesses. For additional information on the company's ingredient management and for information relating to the impact of inflation on the company, see "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 18 to the Consolidated Financial Statements.

Customers In most of the company's markets, sales activities are conducted by the company's own sales force and through broker and distributor arrangements. In the United States, Canada and Latin America, the company's products are generally resold to consumers in retail food chains, mass discounters, mass merchandisers, club stores, convenience stores, drug stores and other retail establishments. In Europe, the company's products are generally resold to consumers in retail food chains, mass discounters and other retail establishments. In Mexico, the company's products are generally resold to consumers in retail food chains, club stores, convenience stores, drug stores and other retail establishments. In the Asia Pacific region, the company's products are generally resold to consumers through retail food chains, convenience stores and other retail establishments. Godiva Chocolatier's products are sold generally through a network of company-owned retail boutiques in North America, Europe and Asia, franchised third-party retail boutique operators in Europe, third-party distributors in Europe and Asia, and major retailers, including finer department stores and duty-free shops, worldwide. Godiva Chocolatier's products are also sold through catalogs and on the Internet, although these sales are primarily limited to North America and Japan. The company makes shipments promptly after receipt and acceptance of orders.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 14% of the company's consolidated net sales during fiscal 2005 and 12% during fiscal 2004. All of the company's segments sold products to Wal-Mart Stores, Inc. or its affiliates. No other customer accounted for 10% or more of the company's consolidated net sales.

Trademarks and Technology The company owns over 6,900 trademark registrations and applications in over 160 countries and believes that its trademarks are of material importance to its business. Although the laws vary by jurisdiction, trademarks generally are valid as long as they are in use and/or their registrations are properly maintained and have not been found to have become generic. Trademark registrations generally can be renewed indefinitely as long as the trademarks are in use. The company believes that its principal brands, including *Campbell's, Erasco, Liebig, Pepperidge Farm, V8, Pace, Prego, Swanson, Batchelors, Arnott's,* and *Godiva,* are protected by trademark law in the company's relevant major markets. In addition, some of the company's products are sold under brands that have been licensed from third parties.

Although the company owns a number of valuable patents, it does not regard any segment of its business as being dependent upon any single patent or group of related patents. In addition, the company owns copyrights, both registered and unregistered, and proprietary trade secrets, technology, know-how processes, and other intellectual property rights that are not registered.

Competition The company experiences worldwide competition in all of its principal products. This competition arises from numerous competitors of varying sizes, including producers of generic and private label products, as well as from manufacturers of other branded food products, which compete for trade merchandising support and consumer dollars. As such, the number of competitors cannot be reliably estimated. The principal areas of competition are brand recognition, quality, price, advertising, promotion, convenience and service.

Working Capital For information relating to the company's cash and working capital items, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Capital Expenditures During fiscal 2005, the company's aggregate capital expenditures were $332 million. The company expects to spend approximately $360 million for capital projects in fiscal 2006. The major fiscal 2006 capital projects include the ongoing implementation of the SAP enterprise-resource planning system in North America and the construction of a new facility in Everett, Washington, for the company's Stockpot subsidiary.

Research and Development During the last three fiscal years, the company's expenditures on research activities relating to new products and the improvement and maintenance of existing products were $95 million in 2005, $93 million in 2004 and $88 million in 2003. The increase during the last two fiscal years in research and development spending was primarily due to currency fluctuations. The company conducts this research primarily at its headquarters in Camden, New Jersey, although important research is undertaken at various other locations inside and outside the United States.

Environmental Matters The company has requirements for the operation and design of its facilities that meet or exceed applicable environmental rules and regulations. Of the company's $332 million in capital expenditures made during fiscal 2005, approximately $5.8 million was for compliance with environmental laws and regulations in the United States. The company further estimates that approximately $6.4 million of the capital expenditures anticipated during fiscal 2006 will be for compliance with such environmental laws and regulations. The company believes that continued compliance with existing environmental laws and regulations will not have a material effect on capital expenditures, earnings or the competitive position of the company. Additional information regarding the company's environmental matters is set forth in "Legal Proceedings."

Seasonality Demand for the company's products is somewhat seasonal, with the fall and winter months usually accounting for the highest sales volume due primarily to demand for the company's soup and sauce products. Godiva Chocolatier sales are also strongest during the fall and winter months. Demand for the company's beverage, baking and snacking products, however, is generally evenly distributed throughout the year.

Regulation The manufacture and marketing of food products is highly regulated. In the United States, the company is subject to regulation by various government agencies, including the Food and Drug Administration, the Department of Agriculture and the Federal Trade Commission, as well as various state and local agencies. The company is also regulated by similar agencies outside the United States and by voluntary organizations such as the National Advertising Division of the Better Business Bureau.

Employees On July 31, 2005, there were approximately 24,000 full-time employees of the company.

Financial Information For information with respect to revenue, operating profitability and identifiable assets attributable to the company's business segments and geographic areas, see Note 4 to the Consolidated Financial Statements.

Company Website The company's primary corporate website can be found at www.campbellsoupcompany.com. The company makes available free of charge at this website (under the "Investor Center – Financial Reports – SEC Filings" caption) all of its reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including its annual report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K. These reports are made available on the website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission.

Item 2. Properties

The company's principal executive offices and main research facilities are company-owned and located in Camden, New Jersey.

The following table sets forth the company's principal manufacturing facilities and the business segment that primarily uses each of the facilities:

Principal Manufacturing Facilities

Inside the U.S.

California
- Dixon (SSB)
- Sacramento (SSB/OT)
- Stockton (SSB)

Connecticut
- Bloomfield (BS)

Florida
- Lakeland (BS)

Illinois
- Downers Grove (BS)

Michigan
- Marshall (SSB)

New Jersey
- South Plainfield (SSB)

North Carolina
- Maxton (SSB/OT)

Ohio
- Napoleon (SSB/OT)
- Wauseon (SSB)
- Willard (BS)

Pennsylvania
- Denver (BS)
- Downingtown (BS)
- Reading (OT)

South Carolina
- Aiken (BS)

Texas
- Paris (SSB/OT)

Utah
- Richmond (BS)

Washington
- Woodinville (OT)

Wisconsin
- Milwaukee (SSB)

SSB – U.S. Soup, Sauces and Beverages
BS – Baking and Snacking
ISS – International Soup and Sauces
OT – Other

Outside the U.S.

Australia
- Huntingwood (BS)
- Marleston (BS)
- Shepparton (ISS)
- Virginia (BS)
- Miranda (BS)
- Smithfield (BS)
- Scoresby (BS)

Belgium
- Puurs (ISS)
- Brussels (OT)

Canada
- Listowel (ISS/OT)
- Toronto (ISS/OT)

France
- Le Pontet (ISS)
- Dunkirk (ISS)

Germany
- Luebeck (ISS)
- Gerwisch (ISS)

Indonesia
- Jawa Barat (BS)

Ireland
- Thurles (ISS)

Malaysia
- Selangor Darul Ehsan (ISS)

Mexico
- Villagran (ISS)
- Guasave (ISS)

Netherlands
- Utrecht (ISS)

Papua New Guinea
- Port Moresby (BS)
- Malahang Lae (BS)

Sweden
- Kristianstadt (ISS)

United Kingdom
- Ashford (ISS)
- King's Lynn (ISS)
- Worksop (ISS)

Each of the foregoing manufacturing facilities is company-owned, except that the Woodinville, Washington, facility; the Scoresby, Australia, facility; the Selangor Darul Ehsan, Malaysia, facility; and portions of the Ashford, United Kingdom, facility are leased. The Utrecht, Netherlands, facility is subject to a ground lease. The company also operates retail confectionery shops in the United States, Canada, Europe and Asia; retail bakery thrift stores in the United States; and other plants, facilities and offices at various locations in the United States and abroad, including additional executive offices in Norwalk, Connecticut; Paris, France; and Homebush, Australia. On July 15, 2005, the company announced plans to build a new facility in Everett, Washington, to replace the existing Woodinville, Washington, facility for the manufacture of refrigerated soups by its Stockpot subsidiary.

Management believes that the company's manufacturing and processing plants are well maintained and are generally adequate to support the current operations of the businesses.

Item 3. Legal Proceedings

As previously reported, on March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. ("VFI"). VFI and several of its affiliates (collectively, "Vlasic") commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic's Second Amended Joint Plan of Distribution under Chapter 11 (the "Plan") was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB L.L.C., a limited liability company ("VFB") whose membership interests are to be distributed under the Plan to Vlasic's general unsecured creditors.

On February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company's control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the amended complaint to be $200 million), plus unspecified exemplary and punitive damages.

Following a trial on the merits, on September 13, 2005, the District Court issued Post-Trial Findings of Fact and Conclusions of Law, ruling in favor of the company and against VFB on all claims. The Court ruled that VFB failed to prove that the spinoff was a constructive or actual fraudulent transfer. The Court also rejected VFB's claim of breach of fiduciary duty, VFB's claim that VFI was an alter ego of the company, and VFB's claim that the spinoff should be deemed an illegal dividend. VFB will have 30 days following the entry of the judgment of the District Court to appeal the decision.

As previously reported, the company received an Examination Report from the Internal Revenue Service on December 23, 2002, which included a challenge to the treatment of gains and interest deductions claimed in the company's fiscal 1995 federal income tax return, relating to transactions involving government securities. If the proposed adjustment were upheld, it would require the company to pay a net amount of approximately $100 million in taxes, accumulated interest to December 23, 2002, and penalties. Interest will continue to accrue until the matter is resolved. The company believes these transactions were properly reported on its federal income tax return in accordance with applicable tax laws and regulations in effect during the period involved and is challenging these adjustments vigorously. The company expects a final resolution of this matter in fiscal 2006.

As previously reported, on July 15, 2003, Pepperidge Farm, Incorporated, an indirect wholly-owned subsidiary of the company, made a submission to the United States Environmental Protection Agency ("EPA") relating to its use and replacement of certain appliances containing ozone-depleting refrigerants. The submission was made pursuant to the terms of the Ozone-Depleting Substance Emission Reduction Bakery Partnership Agreement (the "EPA Agreement") entered into by and between Pepperidge Farm and the EPA. Pepperidge Farm executed the EPA Agreement in April 2002 as part of a voluntary EPA-sponsored program relating to the reduction of ozone-depleting refrigerants used in the bakery industry. As a result of the EPA Agreement, as of July 31, 2005, Pepperidge Farm has incurred costs of approximately $4.75 million relating to the evaluation and replacement of certain of its refrigerant appliances. Of this amount, $4 million was incurred in fiscal 2003; the remainder was incurred in fiscal 2004. If the submission is approved by the EPA, in addition to the expenditures previously made, Pepperidge Farm will be required to pay a penalty in the amount of approximately $370 thousand.

Although the results of these matters cannot be predicted with certainty, in management's opinion, the final outcome of these legal proceedings, tax issues and environmental matters will not have a material adverse effect on the consolidated results of operations or financial condition of the company.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company

The following list of executive officers as of October 1, 2005, is included as an item in Part III of this Form 10-K:

Name	Present Title	Age	Year First Appointed Executive Officer
Douglas R. Conant	President and Chief Executive Officer	54	2001
Anthony P. DiSilvestro	Vice President – Controller	46	2004
M. Carl Johnson, III	Senior Vice President	57	2001
Ellen Oran Kaden	Senior Vice President – Law and Government Affairs	54	1998
Larry S. McWilliams	Senior Vice President	49	2001
Denise M. Morrison	Senior Vice President	51	2003
Nancy A. Reardon	Senior Vice President	53	2004
Mark A. Sarvary	Executive Vice President	46	2002
Robert A. Schiffner	Senior Vice President and Chief Financial Officer	55	2001
David R. White	Senior Vice President	50	2004
Doreen A. Wright	Senior Vice President and Chief Information Officer	48	2001

Douglas R. Conant served as President of Nabisco Foods Company (1995–2001) prior to joining Campbell in 2001.

M. Carl Johnson, III, served as Executive Vice President and President, New Meals Division, Kraft Foods, N.A. (1997–2001) and Member of Kraft Foods Operating Committee (1995–2001) prior to joining Campbell in 2001.

Larry S. McWilliams served as Senior Vice President and General Manager, U.S. Business (1998–2001) of the Minute Maid Company prior to joining Campbell in 2001.

Denise M. Morrison served as Executive Vice President and General Manager, Kraft Snacks Division (2001–2003) of Kraft Foods, Inc., Executive Vice President and General Manager, Kraft Confection Division (2001) of Kraft Foods, Inc., Senior Vice President, Nabisco DTS (2000) of Nabisco, Inc. and Senior Vice President, Nabisco Food and Sales & Integrated Logistics (1998–2000) of Nabisco, Inc. prior to joining Campbell in 2003.

Nancy A. Reardon served as Executive Vice President of Human Resources, Comcast Cable Communications (2002–2004) and Executive Vice President – Human Resources/Corporate Affairs (1997–2002) of Borden Capital Management Partners prior to joining Campbell in 2004.

Mark A. Sarvary served as Chief Executive Officer of J. Crew Group (1999–2002) prior to joining Campbell in 2002.

Robert A. Schiffner served as Senior Vice President and Treasurer (1998–2001) of Nabisco Holdings Corporation prior to joining Campbell in 2001.

David R. White served as Vice President, Product Supply – Global Family Care Business (1999-2004) of The Procter & Gamble Company prior to joining Campbell in 2004.

Doreen A. Wright served as Executive Vice President and Chief Information Officer of Nabisco, Inc. (1999–2001) prior to joining Campbell in 2001.

The company has employed Ellen Oran Kaden and Anthony P. DiSilvestro in an executive or managerial capacity for at least five years.

There is no family relationship among any of the company's executive officers or between any such officer and any director of Campbell. All of the executive officers were elected at the June 2005 meeting of the Board of Directors.

Part II

Item 5. Market for Registrant's Capital Stock, Related Shareowner Matters and Issuer Purchases of Equity Securities

Market for Registrant's Capital Stock

The company's capital stock is listed and principally traded on the New York Stock Exchange. The company's capital stock is also listed on the SWX Swiss Exchange. On September 21, 2005, there were 31,186 holders of record of the company's capital stock. Market price and dividend information with respect to the company's capital stock are set forth in Note 22 to the Consolidated Financial Statements. In September 2005, the company increased the quarterly dividend to be paid in the first quarter of fiscal 2006 to $0.18 per share. Future dividends will be dependent upon future earnings, financial requirements and other factors.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
5/2/05–5/31/05	529[3]	$29.93[3]	0	0
6/1/05–6/30/05	588,000	$31.06	0	0
7/1/05–7/31/05	841,266[4]	$30.64[4]	0	0
Total	1,429,795	$30.81	0	0

1 The company repurchases shares of capital stock to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans. The company also repurchases shares of capital stock that are owned and tendered by employees to satisfy tax withholding obligations on the vesting of restricted shares. All share repurchases were made in open-market transactions, except for the shares owned and tendered by employees to satisfy tax withholding obligations (which, unless otherwise indicated, were purchased at the closing price of the company's shares on the date of vesting). None of these transactions were made pursuant to a publicly announced repurchase plan or program.

2 Average price paid per share is calculated on a settlement basis and excludes commission.

3 Represents shares owned and tendered by employees to satisfy tax withholding requirements on the vesting of restricted shares.

4 Includes 1,266 shares owned and tendered by employees at an average price per share of $30.97 to satisfy tax withholding requirements on the vesting of restricted shares.

Item 6. Selected Financial Data

Five-Year Review – Consolidated

(millions, except per share amounts)

Fiscal Year	2005	2004[1]	2003	2002[2]	2001[3]
Summary of Operations					
Net sales	**$7,548**	$7,109	$6,678	$6,133	$5,771
Earnings before interest and taxes	**1,210**	1,115	1,105	984	1,194
Earnings before taxes	**1,030**	947	924	798	987
Earnings before cumulative effect of accounting change	**707**	647	626	525	649
Cumulative effect of accounting change	**—**	—	(31)	—	—
Net earnings	**707**	647	595	525	649
Financial Position					
Plant assets – net	**$1,987**	$1,901	$1,843	$1,684	$1,637
Total assets	**6,776**	6,662	6,205	5,721	5,927
Total debt	**2,993**	3,353	3,528	3,645	4,049
Shareowners' equity (deficit)	**1,270**	874	387	(114)	(247)
Per Share Data					
Earnings before cumulative effect of accounting change – basic	**$ 1.73**	$ 1.58	$ 1.52	$ 1.28	$ 1.57
Earnings before cumulative effect of accounting change – assuming dilution	**1.71**	1.57	1.52	1.28	1.55
Net earnings – basic	**1.73**	1.58	1.45	1.28	1.57
Net earnings – assuming dilution	**1.71**	1.57	1.45	1.28	1.55
Dividends declared	**0.68**	0.63	0.63	0.63	0.90
Other Statistics					
Capital expenditures	**$ 332**	$ 288	$ 283	$ 269	$ 200
Number of shareowners (in thousands)	**43**	45	46	47	48
Weighted average shares outstanding	**409**	409	411	410	414
Weighted average shares outstanding – assuming dilution	**413**	412	411	411	418

In 2003, the company adopted SFAS No. 142 resulting in the elimination of amortization of goodwill and other indefinite-lived intangible assets. Prior periods have not been restated. See Note 3 to the Consolidated Financial Statements for additional information.

The 2003 fiscal year consisted of fifty-three weeks compared to fifty-two weeks in all other periods. The additional week contributed 2 percentage points of the sales increase compared to 2002, and approximately $.02 per share to net earnings.

1 2004 results include a pre-tax restructuring charge of $32 ($22 after tax or $.05 per share basic and assuming dilution) related to a reduction in workforce and the implementation of a distribution and logistics realignment in Australia.

2 2002 results include pre-tax costs of $20 ($14 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration.

3 2001 results include pre-tax costs of $15 ($11 after tax or $.03 per share basic and assuming dilution) related to an Australian manufacturing reconfiguration.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Overview

2005 Net earnings were $707 million ($1.71 per share) in 2005 compared to $647 million ($1.57 per share) in 2004. (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.) Net earnings between 2005 and 2004 were impacted by an increase in sales, lower corporate expenses and the favorable impact of currency, partially offset by a decline in gross margin as a percentage of sales and an increase in interest expense. The 2004 results were also impacted by the following:

- A pre-tax restructuring charge of $32 million ($22 million after tax or $.05 per share) related to a reduction in workforce and the implementation of a distribution and logistics realignment in Australia. (See also the section entitled Restructuring Program and Note 5 to the Consolidated Financial Statements);
- A pre-tax gain of $16 million ($10 million after tax or $.02 per share) from a settlement of a class action lawsuit involving ingredient suppliers; and
- A pre-tax gain of $10 million ($6 million after tax or $.02 per share) from a sale of a manufacturing site in California.

The gains were recorded in Other expenses/(income).

2004 In 2004, net earnings increased 3% to $647 million from $626 million before the cumulative effect of accounting change and earnings per share increased 3% to $1.57 from $1.52 in 2003.

In addition to the 2004 restructuring charge and gains, earnings between 2004 and 2003 before the cumulative effect of accounting change were also impacted by an increase in sales, favorable currency translation, lower interest expense and a lower tax rate, partially offset by a decline in gross margin as a percentage of sales and higher administrative expenses. In addition, there were 52 weeks in 2004 and 53 weeks in 2003. The additional week contributed approximately $.02 per share to earnings.

In connection with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, the company recognized a non-cash charge of $31 million (net of a $17 million tax benefit), or $.08 per share, in the first quarter of 2003 as a cumulative effect of accounting change. This charge related to impaired goodwill associated with the Stockpot business, a food service business acquired in August 1998. See also Note 3 to the Consolidated Financial Statements.

In the first quarter 2004, the company acquired certain Australian chocolate biscuit brands for approximately $9 million. These brands are included in the Baking and Snacking segment.

During the first quarter of 2003, the company acquired two businesses for cash consideration of approximately $170 million and assumed debt of approximately $20 million. The company acquired Snack Foods Limited, a leader in the Australian salty snack category, and Erin Foods, the number two dry soup manufacturer in Ireland. Snack Foods Limited is included in the Baking and Snacking segment. Erin Foods is included in the International Soup and Sauces segment. The businesses have annual sales of approximately $160 million.

Sales

An analysis of net sales by segment follows:

(millions)	2005	2004	2003	% Change 2005/2004	% Change 2004/2003
U.S. Soup, Sauces and Beverages	**$3,098**	$2,998	$2,944	3	2
Baking and Snacking	**1,742**	1,613	1,428	8	13
International Soup and Sauces	**1,703**	1,595	1,438	7	11
Other	**1,005**	903	868	11	4
	$7,548	$7,109	$6,678	6	6

An analysis of percent change of net sales by reportable segment follows:

2005/2004	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup and Sauces	Other	Total
Volume and Mix	2%	4%	2%	7%	3%
Price and Sales Allowances	1	3	—	3	2
Increased Promotional Spending[1]	—	(1)	(1)	—	(1)
Currency	—	2	6	1	2
	3%	8%	7%	11%	6%

2004/2003	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup and Sauces	Other	Total
Volume and Mix	—%	4%	2%	1%	2%
53rd Week	(1)	(2)	(2)	(1)	(2)
Price and Sales Allowances	2	2	—	2	2
Decreased / (Increased) Promotional Spending[1]	1	(1)	—	—	—
Acquisitions	—	2	—	—	—
Currency	—	8	11	2	4
	2%	13%	11%	4%	6%

1 Represents revenue reductions from trade promotion and consumer coupon redemption programs.

In 2005, U.S. Soup, Sauces and Beverages sales increased 3%. U.S. soup sales increased 5%, driven by an 8% gain in condensed soup and a 12% increase in broth, partially offset by a 1% decline in ready-to-serve soup. The U.S. condensed soup increase was driven by a double-digit increase in eating soups, due in part to the combination of successful merchandising and kids promotional marketing programs, increased advertising and higher prices. Cooking varieties of condensed soup also achieved sales growth behind strong performance during the holiday season. Condensed soup sales also benefited from gravity-feed shelving systems installed in retail stores. Broth sales increased, driven by gains achieved through its expanded use in cooking and strong consumer response to two new organic varieties in aseptic containers introduced earlier in 2005. In ready-to-serve soup, *Campbell's Chunky* soup sales increased 7%. These gains were offset by declines in sales of *Campbell's Select* soups and *Campbell's Kitchen Classics* soups. The *Campbell's Select* soups decline of 15% was due to volume losses resulting from competitive activity. Sales of microwaveable soups were flat for the year, as double-digit growth of *Campbell's Chunky* and *Campbell's Select* soups in microwaveable bowls was offset by declines in *Campbell's Soup at Hand* sippable soups. In other parts of the business, the launch of *Campbell's Chunky* chili in 2005 added to sales gains. *Campbell's SpaghettiOs* pasta sales rose as consumers responded to the transition from the *Franco-American* brand to the *Campbell's* brand and to new advertising. Sales of *Prego* pasta sauces declined slightly, while sales of *Pace* Mexican sauces were flat for the year. *V8* vegetable juice sales increased due to higher prices and improved volume, while sales of *V8 Splash* juice beverages and *Campbell's* tomato juice declined.

In 2004, U.S. Soup, Sauces and Beverages sales increased 2%. U.S. soup sales increased 2%, driven by an 8% gain in ready-to-serve soup, partially offset by a 2% decline in condensed soup. The ready-to-serve sales performance was driven by the strong performance from microwaveable soups, including *Campbell's Select* and *Campbell's Chunky* soups, which were introduced in 2004, and *Campbell's Soup at Hand* sippable soups. Broth sales increased 6%. Beverage sales increased, led by growth of *V8* vegetable juice. Sales of *Pace* Mexican sauces were equal to 2003, and *Prego* pasta sauces experienced a decline in sales, attributable in part to weakness in the dry pasta category.

Baking and Snacking sales increased 8% in 2005 versus 2004. Pepperidge Farm contributed significantly to the sales increase as a result of sales gains across bakery, cookies and crackers and frozen, primarily due to higher volume and increased prices. The fresh bakery business experienced double-digit growth as a result of expanded distribution and product improvements on bagels and English muffins along with strong results from *Pepperidge Farm Farmhouse* breads and *Pepperidge Farm* Carb Style breads and rolls. In cookies and crackers, sales growth was driven by *Pepperidge Farm* Chocolate Chunk cookies, four new soft-baked varieties of cookies, and the introduction of sugar-free cookies and *Whims* poppable snacks. In addition, *Pepperidge Farm Goldfish* crackers delivered sales growth. Pepperidge Farm frozen product sales increased behind the strong performance of pot pies, breads and pastry. Arnott's sales grew primarily due to currency and volume gains. Arnott's achieved sales growth in each of its three businesses: sweet biscuits, savory biscuits and salty snacks.

Baking and Snacking sales increased 13% in 2004 versus 2003. The favorable currency impact was due primarily to the strengthening of the Australian dollar. Pepperidge Farm contributed to the sales increase as a result of growth in *Goldfish* crackers and fresh bread. Arnott's achieved an increase in sales driven by innovation on the *Tim Tam, Shapes* and *Jatz* products and new product offerings in the *Snack Right* and *Salada* brands.

International Soup and Sauces sales increased 7% in 2005 versus 2004, driven primarily by currency. In Europe, strong sales gains of wet and dry soups in France and *Campbell's* wet soups in Belgium also contributed to growth. In Asia Pacific, Australian beverages and broth delivered volume gains, while sales increased in Asia, in part, from the launch of a new dry soup product targeting breakfast consumption. Canada achieved volume growth due in part to its ready-to-serve soup business, which includes a new aseptic variety, *Campbell's Gardennay* soup.

International Soup and Sauces sales increased 11% in 2004 versus 2003, primarily due to currency. The increase in volume and mix was driven primarily by sales gains in France, Australia, Belgium and Asia, partially offset by sales declines in the United Kingdom and Germany. In Australia, soup had strong sales and volume growth driven by *Campbell's Country Ladle* and *Chunky* soup.

In Other, sales increased 11% in 2005 versus 2004. Away From Home delivered strong sales growth, led by premium refrigerated soups. Godiva Chocolatier's worldwide sales increased double-digits with North America, Europe and Asia all contributing to growth. In North America, Godiva achieved double-digit same-store sales results driven by successful new products, including sugar-free chocolates and the relaunch of truffles.

In Other, sales increased 4% in 2004 versus 2003. Away From Home sales grew slightly, primarily due to strong sales of premium refrigerated soups. Godiva Chocolatier's worldwide sales increased due to improving same-store sales trends in North America and increased sales in duty free stores.

Gross Margin Gross margin, defined as Net sales less Cost of products sold, increased by $135 million in 2005. As a percent of sales, gross margin was 40.5% in 2005, 41.1% in 2004 and 43.0% in 2003. The percentage point decrease in 2005 was due to the impact of inflation and other factors (approximately 3.0 percentage points), a higher level of promotional spending (approximately 0.3 percentage points) and mix (approximately 0.1 percentage points), partially offset by productivity improvements (approximately 2.0 percentage points) and higher selling prices (approximately 0.8 percentage points). The percentage point decrease in 2004 was due to costs associated with quality and packaging improvements (approximately 1.0 percentage point), mix (approximately 0.7 percentage points), higher pension expense and the impact of acquisitions (approximately 0.3 percentage points), and the impact of inflation and other factors (approximately 2.7 percentage points), partially offset by higher selling prices (approximately 0.9 percentage points) and productivity improvements (approximately 1.9 percentage points).

Marketing and Selling Expenses Marketing and selling expenses as a percent of sales were 15.7% in 2005, 16.2% in 2004 and 17.1% in 2003. Marketing and selling expenses increased 3% in 2005. The increase was driven by higher levels of advertising and currency. In 2004, Marketing and selling expenses increased 1% from 2003. The increase was driven by currency, partially offset by reductions in marketing expenses related to consumer promotion activity and lower media production costs.

Administrative Expenses Administrative expenses as a percent of sales were 7.6% in 2005, 2004, and 2003. Administrative expenses increased by 5% in 2005 from 2004. Currency accounted for approximately 2 percentage points of the increase and costs associated with the implementation of the SAP enterprise-resource planning system in North America accounted for 2 percentage points of the increase. Administrative expenses increased by 7% in 2004 from 2003. Currency accounted for approximately 4 percentage points of the increase, with the balance due to general inflationary increases and costs associated with litigation.

Research and Development Expenses Research and development expenses increased $2 million or 2% in 2005 from 2004, primarily due to currency. Research and development expenses increased $5 million or 6% in 2004 from 2003, primarily due to currency, which accounted for approximately 4 percentage points of the increase.

Other Expenses / (Income) Other income in 2005 of $4 million was primarily royalty income related to the company's brands.

Other income in 2004 of $13 million included a $16 million gain from the company's share of a class action settlement involving ingredient suppliers, a $10 million gain on a sale of a manufacturing site, other net income of $4 million, partially offset by a $10 million adjustment to the carrying value of long-term investments in affordable housing partnerships and $7 million in expenses from currency hedging related to the financing of international activities.

Other expenses of $28 million in 2003 included a $36 million adjustment to the carrying value of long-term investments in affordable housing partnerships, $15 million in expenses from currency hedging related to the financing of international activities, partially offset by $16 million of gains on the sales of land and buildings, a $5 million one-time payment for the transfer of the Godiva Chocolatier ice cream license, and other net income of $2 million. The sales of land and buildings relate to the closures of a dry soup plant in Ireland ($8 million) and an Arnott's plant in Melbourne, Australia ($8 million).

Operating Earnings Segment operating earnings increased 6% in 2005 from 2004.

Segment operating earnings declined 3% in 2004 from 2003. The restructuring charge accounted for 2 percentage points of the decline.

An analysis of operating earnings by segment follows:

				% Change	
(millions)	**2005**	2004[1]	2003	2005/ 2004	2004/ 2003
U.S. Soup, Sauces and Beverages	**$ 747**	$ 730	$ 772	2	(5)
Baking and Snacking	**198**	166	161	19	3
International Soup and Sauces	**221**	205	201	8	2
Other	**110**	101	100	9	1
	1,276	1,202	1,234	6	(3)
Corporate	**(66)**	(87)	(129)		
	$1,210	$1,115	$1,105		

1 Contributions to earnings by segment include the effect of a pre-tax fourth quarter 2004 restructuring charge of $32 million as follows: U.S. Soup, Sauces and Beverages – $8 million, Baking and Snacking – $10 million, International Soup and Sauces – $10 million, Other – $3 million and Corporate – $1 million.

Earnings from U.S. Soup, Sauces and Beverages increased 2% in 2005 versus 2004. The 2004 results included an $8 million restructuring charge. The remaining increase in 2005 was due to productivity improvements and higher sales volume and prices, partially offset by cost inflation and increased marketing.

Earnings from U.S. Soup, Sauces and Beverages decreased 5% in 2004 versus 2003. The 2004 results included an $8 million restructuring charge, which accounted for 1 percentage point of the earnings decline. The remainder of the earnings decline was due to quality improvements, higher inflation and product mix, partially offset by an increase in sales and productivity improvements.

Earnings from Baking and Snacking increased 19% in 2005 versus 2004. The 2004 results included a $10 million restructuring charge. Currency accounted for 3 percentage points of the earnings increase. The remaining increase in earnings was due to sales growth in Pepperidge Farm and improvement in the Snackfoods business in Australia, partially offset by expenses associated with the implementation of a new sales and distribution system in Australia.

Earnings from Baking and Snacking increased 3% in 2004 versus 2003. The 2004 results included a $10 million restructuring charge, which reduced earnings by 6 percentage points. Currency accounted for 9 percentage points of growth.

Earnings from International Soup and Sauces increased 8% in 2005 versus 2004. The 2004 results included a $10 million restructuring charge. The remaining increase in earnings was due to the favorable impact of currency (6 percentage points) and operating earnings growth in Canada, partially offset by declines in Europe and Latin America.

Earnings from International Soup and Sauces increased 2% in 2004 versus 2003. Currency accounted for 11 percentage points of growth, partially offset by a $10 million restructuring charge (approximately 5 percentage points) and declines in earnings in Canada and Europe.

Earnings from Other increased 9% in 2005 from 2004. The 2004 results included a $3 million restructuring charge. Currency accounted for 2 percentage points of the increase. The remainder of the increase was due to the strong sales growth in Godiva Chocolatier and Away From Home.

Earnings from Other increased 1% in 2004 from 2003. The 2004 results included a $3 million restructuring charge, which negatively impacted earnings by 3 percentage points. Currency accounted for 4 percentage points of growth.

Corporate expenses decreased in 2005 due to lower costs associated with ongoing litigation, lower adjustments related to the carrying value of long-term investments in affordable housing partnerships, and lower expenses from currency hedging related to the financing of international activities, partially offset by the gains in 2004 related to the company's share of a class action lawsuit involving ingredient suppliers and the sale of a manufacturing site in California.

Corporate expenses decreased in 2004, primarily due to lower adjustments related to the carrying value of long-term investments in affordable housing partnerships, the gain from the company's share of a class action lawsuit involving ingredient suppliers, the gain on sale of a manufacturing site in California, lower expenses from currency hedging related to the financing of international activities, partially offset by increases in costs associated with ongoing litigation.

Nonoperating Items Interest expense increased 6% in 2005 from 2004, primarily due to higher interest rates, partially offset by lower levels of debt.

Interest expense declined 6% in 2004 from 2003, primarily due to lower levels of debt.

The effective tax rate was 31.4% in 2005, 31.7% in 2004 and 32.2% in 2003. The reduction in the rate in 2005 from 2004 was due to lower international taxes, which reflected a one-time benefit in Australia related to a change in tax law. The reduction in the rate from 2003 to 2004 reflected a lower U.S. tax liability which resulted from an increase in charitable contribution deductions and research and development credits, and the favorable resolution of certain income tax audits.

Restructuring Program A restructuring charge of $32 million ($22 million after tax) was recorded in the fourth quarter 2004 for severance and employee benefit costs associated with a worldwide reduction in workforce and with the implementation of a distribution and logistics realignment in Australia. These programs are part of cost savings initiatives designed to improve the company's operating margins and asset utilization. Approximately 400 positions were eliminated under the reduction in workforce program resulting in a restructuring charge of $23 million. The reductions represented the elimination of layers of management, elimination of redundant positions due to the realignment of operations in North America, and reorganization of the U.S. sales force. The majority of the terminations occurred in the fourth quarter of 2004. Annual pre-tax savings from the reduction are expected to be approximately $40 million beginning in 2005.

The distribution and logistics realignment in Australia involves the conversion of a direct store delivery system to a central warehouse system. A restructuring charge of $9 million was recorded for this program. As a result of this program, over 200 positions will be eliminated due to the outsourcing of the infrastructure. The majority of the terminations occurred in 2005. Annual pre-tax benefits are expected to be approximately $10–$15 million beginning in 2008. The cash outflows related to these programs are not expected to have a material adverse effect on the company's liquidity.

See Note 5 to the Consolidated Financial Statements for further discussion of these programs.

Liquidity and Capital Resources

Net cash flows from operating activities provided $990 million in 2005, compared to $744 million in 2004. The increase was due primarily to a lower increase in working capital, an increase in earnings, and lower cash settlements related to foreign currency hedging transactions. Net cash flows from operating activities provided $744 million in 2004, compared to $873 million in 2003. The reduction was due to higher working capital requirements and an increase in pension fund contributions, partially offset by an increase in earnings. Over the last three years, operating cash flows totaled approximately $2.6 billion. This cash generating capability provides the company with substantial financial flexibility in meeting its operating and investing needs.

Capital expenditures were $332 million in 2005, $288 million in 2004 and $283 million in 2003. Capital expenditures are projected to be approximately $360 million in 2006. The increase in 2005 was primarily driven by investments to increase manufacturing capacity for microwaveable products, implement the SAP enterprise-resource planning system in North America, increase manufacturing capacity for refrigerated soups, and implement a new sales and distribution system in Australia. The increase in 2004 was primarily driven by currency. Capital expenditures in 2004 included projects to increase manufacturing capacity for soup, beverages and *Goldfish Sandwich Snackers* crackers, as well as investments in U.S. sales systems.

Businesses acquired, as presented in the Statements of Cash Flows, represents the acquisition of certain brands from George Weston Foods Limited in Australia in the first quarter of 2004 and the acquisitions of Snack Foods Limited and Erin Foods in the first quarter of 2003.

There were no new long-term borrowings in 2005. Long-term borrowings in 2004 included the issuance of $300 million of ten-year 4.875% fixed-rate notes due October 2013. The proceeds were used to repay commercial paper borrowings and for other general corporate purposes. While planning for the issuance of these notes, the company entered into treasury lock agreements with a notional value of $100 million that effectively fixed a portion of the interest rate on the debt prior to issuance of the notes. These agreements were settled at a minimal gain upon issuance of the notes, which will be amortized over the life of the notes. In connection with this issuance, the company entered into ten-year interest rate swaps that converted $200 million of the fixed-rate debt to variable.

In September 2003, the company also entered into $100 million five-year interest rate swaps that converted a portion of the 5.875% fixed-rate notes due October 2008 to variable.

In April 2004, the company entered into a $50 million interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

In May 2004, the company entered into a $50 million interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

Long-term borrowings in 2003 included the issuance of $400 million of ten-year 5% fixed-rate notes due December 2012. The proceeds were used to retire $300 million 6.15% notes and to repay commercial paper borrowings. In connection with this issuance, the company entered into ten-year interest rate swaps that converted $300 million of the fixed-rate debt to variable.

In November 2002, the company terminated interest rate swap contracts with a notional value of $250 million that converted fixed-rate debt (6.75% notes due 2011) to variable and received $37 million. Of this amount, $3 million represented accrued interest earned on the swap prior to the termination date. The remainder will be amortized over the remaining life of the notes as a reduction to interest expense.

In June 2002, the company filed a $1 billion shelf registration statement with the Securities and Exchange Commission to use for future offerings of debt securities. Under the registration statement, the company may issue debt securities from time to time, depending on market conditions. The company intends to use the proceeds to repay short-term debt, to reduce or retire other indebtedness or for other general corporate purposes. As of July 31, 2005, the company had $300 million available for issuance under this registration statement.

Dividend payments were $275 million in 2005 and $259 million in 2004 and 2003. Annual dividends declared in 2005 were $.68 and $.63 per share in 2004 and 2003. The 2005 fourth quarter rate was $.17 per share.

The company repurchased 4 million shares at a cost of $110 million during 2005, compared to 2 million shares at a cost of $56 million during 2004 and 1 million shares at a cost of $24 million during 2003. The company expects to repurchase sufficient shares over time to offset the impact of dilution from shares issued under the company's stock compensation plans. See "Market For Registrant's Capital Stock, Related Shareowner Matters and Issuer Purchases of Equity Securities" for more information.

At July 31, 2005, the company had $451 million of notes payable due within one year and $35 million of standby letters of credit issued on behalf of the company. The company maintained committed revolving credit facilities totaling $1.5 billion, which were unused at July 31, 2005 except for $5 million of standby letters of credit. Another $30 million of standby letters of credit was issued under a separate facility. In September 2005, the company entered into a $500 million committed 364-day revolving credit facility, which replaced the existing $500 million 364-day facility that matured in September 2005. The 364-day revolving credit facility contains a one-year term-out feature. The company also has a $1 billion revolving multi-year credit facility. In September 2005, the maturity of this facility was extended from 2009 to 2010. These agreements support the company's commercial paper program.

The company is in compliance with the covenants contained in its revolving credit facilities and debt securities.

The company believes that foreseeable liquidity, including the resolution of the contingencies described in Note 20 to the Consolidated Financial Statements, and capital resource requirements are expected to be met through anticipated cash flows from operations, management of working capital, long-term borrowings under its shelf registration, and short-term borrowings, including commercial paper. The company believes that its sources of financing are adequate to meet its future liquidity and capital resource requirements. The cost and terms of any future financing arrangements depend on the market conditions and the company's financial position at that time.

Contractual Obligations and Other Commitments

Contractual Obligations The following table summarizes the company's obligations and commitments to make future payments under certain contractual obligations. For additional information on debt, see Note 16 to the Consolidated Financial Statements. Operating leases are primarily entered into for warehouse and office facilities, retail store space, and certain equipment. Purchase commitments represent purchase orders and long-term purchase arrangements related to the procurement of ingredients, supplies, machinery, equipment and services. These commitments are not expected to have a material impact on liquidity. Other long-term liabilities primarily represent payments related to deferred compensation obligations and postemployment benefits. For additional information on other long-term liabilities, see Note 17 to the Consolidated Financial Statements.

	Contractual Payments Due by Fiscal Year				
(millions)	Total	2006	2007-2008	2009-2010	Thereafter
Debt obligations[1]	$2,993	$ 451	$ 614	$304	$1,624
Interest payments[2]	951	161	260	212	318
Purchase commitments	1,251	1,008	208	22	13
Operating leases	297	68	107	71	51
Derivative payments	183	7	98	15	63
Other long-term liabilities[3]	149	24	30	23	72
Total long-term cash obligations	$5,824	$1,719	$1,317	$647	$2,141

1 Includes capital lease obligations totaling $13 million, unamortized net premium on debt issuances, unamortized gain on an interest rate swap and a gain on fair-value interest rate swaps. For additional information on debt obligations, see Note 16 to the Consolidated Financial Statements.

2 Interest payments for notes payable, long-term debt and derivative instruments are calculated as follows. For notes payable, interest is based on par values and coupon rates of contractually obligated issuances at fiscal year end. For long-term debt, interest is based on principal amounts and fixed coupon rates at fiscal year end. Interest on fixed-rate derivative instruments is based on notional amounts and fixed interest rates contractually obligated at fiscal year end. Interest on variable-rate derivative instruments is based on notional amounts contractually obligated at fiscal year end and weighted-average rates estimated over the instrument's life using forward interest rates plus applicable spreads.

3 Represents other long-term liabilities, excluding deferred taxes and minority interest. This table does not include postretirement medical benefits or payments related to pension plans. The company made a $35 million voluntary contribution to a U.S. plan subsequent to July 31, 2005.

Off-Balance Sheet Arrangements and Other Commitments The company guarantees approximately 1,400 bank loans to Pepperidge Farm independent sales distributors by third party financial institutions used to purchase distribution routes. The maximum potential amount of the future payments the company could be required to make under the guarantees is $112 million. The company's guarantees are indirectly secured by the distribution routes. The company does not believe that it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. See also Note 20 to the Consolidated Financial Statements for information on off-balance sheet arrangements.

Inflation

During the past two years, inflation, on average, has been higher than previous years but has not had a significant effect on the company. The company uses a number of strategies to mitigate the effects of cost inflation. These strategies include increasing prices, pursuing cost productivity initiatives such as global procurement strategies, and making capital investments that improve the efficiency of operations.

Market Risk Sensitivity

The principal market risks to which the company is exposed are changes in commodity prices, interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which accounted for over 35% of 2005 net sales, are concentrated principally in Australia, Canada, France, Germany and the United Kingdom. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps and forward contracts. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil and wheat. At July 31, 2005 and August 1, 2004, the notional values and unrealized gains or losses on commodity futures contracts held by the company were not material.

The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of July 31, 2005. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 16 and 18 to the Consolidated Financial Statements.

The table below presents principal cash flows and related interest rates by fiscal year of maturity for debt obligations. Variable interest rates disclosed represent the weighted-average rates of the portfolio at the period end. Notional amounts and related interest rates of interest rate swaps are presented by fiscal year of maturity. For the swaps, variable rates are the weighted-average forward rates for the term of each contract.

Expected Fiscal Year of Maturity

(millions)	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Debt								
Fixed rate	$ 5	$610	$ 4	$302	$ 2	$1,624	$2,547	$2,727
Weighted-average interest rate	4.27%	6.19%	3.74%	5.87%	4.40%	6.23%	6.17%	
Variable rate	$446						$ 446	$ 446
Weighted-average interest rate	5.44%						5.44%	
Interest Rate Swaps								
Fixed to variable		$200[2]		$175[3]		$ 500[4]	$ 875	$ (2)
Average pay rate[1]		6.45%		5.82%		4.63%	5.28%	
Average receive rate		6.20%		5.88%		4.95%	5.42%	

1 Weighted-average pay rates estimated over life of swap by using forward LIBOR interest rates plus applicable spread.

2 Hedges $100 million of 5.50% notes and $100 million of 6.90% notes due in 2007.

3 Hedges $175 million of 5.875% notes due in 2009.

4 Hedges $300 million of 5.00% notes and $200 million of 4.875% notes due in 2013 and 2014, respectively.

As of August 1, 2004, fixed-rate debt of approximately $2.5 billion with an average interest rate of 6.17% and variable-rate debt of approximately $1 billion with an average interest rate of 3.30% were outstanding. As of August 1, 2004, the company had also swapped $875 million of fixed-rate debt to variable. The average rate received on these swaps was 5.42% and the average rate paid was estimated to be 5.21% over the remaining life of the swaps.

The company is exposed to foreign exchange risk related to its international operations, including non-functional currency intercompany debt and net investments in subsidiaries.

The table below summarizes the cross-currency swaps outstanding as of July 31, 2005, which hedge such exposures. The notional amount of each currency and the related weighted-average forward interest rate are presented in the Cross-Currency Swaps table.

Cross-Currency Swaps

(millions)	Expiration	Interest Rate	Notional Value	Fair Value
Pay variable EUR	2006	2.68%	$ 20	$ 1
Receive variable USD		4.41%		
Pay variable EUR	2006	2.68%	$ 69	$ 4
Receive variable USD		3.95%		
Pay variable GBP	2006	5.57%	$125	$ (7)
Receive variable USD		5.01%		
Pay variable CAD	2007	4.69%	$ 53	$ (8)
Receive variable USD		5.48%		
Pay fixed EUR	2007	5.46%	$200	$ (84)
Receive fixed USD		5.75%		
Pay fixed EUR	2008	2.92%	$ 69	$ 4
Receive fixed USD		4.47%		
Pay variable SEK	2008	2.72%	$ 32	$ 1
Receive variable USD		4.62%		
Pay fixed CAD	2009	5.13%	$ 60	$ (13)
Receive fixed USD		4.22%		
Pay fixed SEK	2010	4.53%	$ 32	$ (2)
Receive fixed USD		4.29%		
Pay fixed GBP	2011	5.97%	$200	$ (49)
Receive fixed USD		6.08%		
Pay fixed GBP	2011	5.97%	$ 30	$ (1)
Receive fixed USD		5.01%		
Pay fixed GBP	2011	5.97%	$ 40	$ 1
Receive fixed USD		4.76%		
Pay fixed CAD	2014	6.24%	$ 60	$ (15)
Receive fixed USD		5.66%		
Total			$990	$(168)

The cross-currency swap contracts outstanding at August 1, 2004 represented one pay fixed SEK/receive fixed USD swap with a notional value of $47 million, a pay variable SEK/receive variable USD swap with a notional value of $18 million, a pay variable CAD/receive variable USD swap with a notional value of $53 million, two pay fixed CAD/receive fixed USD swaps with notional values of $122 million, two pay variable EUR/receive variable USD swaps with notional values of $169 million, a pay fixed EUR/receive fixed USD swap with a notional value of $200 million, a pay variable GBP/receive variable USD swap with a notional value of $125 million, and three pay fixed GBP/receive fixed USD swaps with notional values of $270 million. The notional value of these swap contracts was $1 billion as of August 1, 2004 and the aggregate fair value of these swap contracts was $(154) million as of August 1, 2004.

The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary debt. The company utilizes foreign exchange forward purchase and sale contracts to hedge these exposures. The table below summarizes the foreign exchange forward contracts outstanding and the related weighted-average contract exchange rates as of July 31, 2005.

Forward Exchange Contracts

(millions)	Contract Amount	Average Contractual Exchange Rate
Receive EUR / Pay USD	$97	1.29
Receive GBP / Pay USD	$46	1.74
Receive EUR / Pay GBP	$39	0.71
Receive CAD / Pay EUR	$37	0.63
Receive AUD / Pay NZD	$32	1.08
Receive USD / Pay CAD	$28	1.24
Receive USD / Pay EUR	$24	0.82
Receive USD / Pay MXN	$17	11.3
Receive JPY / Pay EUR	$15	0.01
Receive CAD / Pay USD	$11	0.81
Receive USD / Pay AUD	$11	1.34
Receive USD / Pay GBP	$ 9	0.53
Receive EUR / Pay JPY	$ 8	130.70
Receive GBP / Pay AUD	$ 7	2.41
Receive AUD / Pay USD	$ 5	0.76
Receive USD / Pay JPY	$ 4	104.8
Receive SEK / Pay USD	$ 4	0.13

The company had an additional $8 million in a number of smaller contracts to purchase or sell various other currencies, such as the Australian dollar, euro, New Zealand dollar, Japanese yen, Swedish krona and Swiss franc as of July 31, 2005. The aggregate fair value of all contracts was $3 million as of July 31, 2005. Total forward exchange contracts outstanding as of August 1, 2004 were $255 million with a fair value of $2 million.

The company had swap contracts outstanding as of July 31, 2005, which hedge a portion of exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index, the total return of the company's capital stock and beginning in February 2005, the total return of the Puritan Fund. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return, the Puritan Fund total return, or the total return on company capital stock. The notional value of the contracts that are linked to the return on the Standard & Poor's 500 Index was $20 million at July 31, 2005 and $21 million at August 1, 2004. The average forward interest rate applicable to the contract, which expires in 2006, was 4.02% at July 31, 2005. The notional value of the contract that is linked to the return on the Puritan Fund was $9 million at July 31, 2005. The average forward interest rate applicable to the contract, which expires in 2006, was 4.38% at July 31, 2005. The notional value of the contract that is linked to the total return on company capital stock was $20 million at July 31, 2005 and $13 million at August 1, 2004. The average forward interest rate applicable to this contract, which expires in 2006, was 4.43% at July 31, 2005. The fair value of these contracts was a $1 million gain at both July 31, 2005 and August 1, 2004.

The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations, debt repayment and debt issuances, market effects on debt and foreign currency, and the company's acquisition and divestiture activities.

Significant Accounting Estimates

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion programs The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, feature price discounts, in-store display incentives and coupons. The recognition of the costs for these programs, which are classified as a reduction of revenue, involves use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates.

Valuation of long-lived assets Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Discounted cash flow analyses are used to assess nonamortizable intangible asset impairment, while undiscounted cash flow analyses are used to assess other long-lived asset impairment. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions.

Pension and postretirement medical benefits The company provides certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

The discount rate is established as of the company's fiscal year-end measurement date. In establishing the discount rate, the company reviews published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent financial consultants apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering the company's current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class, and a premium for active management. Within any given fiscal period, significant differences may arise between the actual return and the expected return on plan assets. The value of plan assets, used in the calculation of pension expense, is determined on a calculated method that recognizes 20% of the difference between the actual fair value of assets and the expected calculated method. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date. If the net gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion is amortized into earnings in the following year.

When the fair value of pension plan assets is less than the accumulated benefit obligation, an additional minimum liability is recorded in Other comprehensive income within Shareowners' Equity. As of July 31, 2005 and August 1, 2004, Shareowners' Equity includes a minimum liability, net of tax, of $238 million and $196 million, respectively.

Net periodic pension and postretirement medical expense was $67 million in 2005, $65 million in 2004, and $43 million in 2003. The increase in 2004 was primarily due to a lower discount rate and a reduction in the expected return on assets, partially offset by the expected returns associated with a $50 million voluntary contribution to a U.S. plan. Significant weighted-average assumptions as of the end of the year are as follows:

Pension	2005	2004	2003
Discount rate for benefit obligations	**5.44%**	6.19%	6.39%
Expected return on plan assets	**8.76%**	8.76%	8.80%

Postretirement	2005	2004	2003
Discount rate for obligations	**5.50%**	6.25%	6.50%
Initial health care trend rate	**9.00%**	9.00%	9.00%
Ultimate health care trend rate	**4.50%**	4.50%	4.50%

Estimated sensitivities to the net periodic pension cost are as follows: a 50 basis point reduction in the discount rate would increase expense by approximately $12 million; a 50 basis point reduction in the estimated return on assets assumption would increase expense by approximately $8 million. A one percentage point change in assumed health care costs would increase postretirement service and interest cost by approximately $2 million.

Although there were no mandatory funding requirements to the U.S. plans in 2005 and 2004, the company made $35 million and $50 million contributions, respectively, to a U.S. plan based on expected future funding requirements. Contributions to international plans were $26 million in 2005 and $15 million in 2004. In 2003, there were no contributions to the U.S. plans and contributions to international plans were $19 million. Subsequent to July 31, 2005, the company made a $35 million voluntary contribution to a U.S. plan in anticipation of future funding requirements.

See also Note 9 to the Consolidated Financial Statements for additional information on pension and postretirement medical expenses.

Income taxes The effective tax rate reflects statutory tax rates, tax planning opportunities available in the various jurisdictions in which the company operates and management's estimate of the ultimate outcome of various tax audits and issues. Significant judgment is required in determining the effective tax rate and in evaluating tax positions. Tax reserves are established when, despite the company's belief that tax return positions are fully supportable, certain positions are subject to challenge and the company may not successfully defend its position. These reserves, as well as the related interest, are adjusted in light of changing facts and circumstances, such as the progress of a tax audit. While it is difficult to predict the final outcome or timing of resolution of any particular tax matter, the company believes that the reserves reflect the probable outcome of known tax contingencies. Income taxes are recorded based on amounts refundable or payable in the current year and include the effect of deferred taxes. Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established for deferred tax assets when it is more likely than not that a tax benefit will not be realized. See also the section entitled Recently Issued Accounting Pronouncements and Notes 1 and 10 to the Consolidated Financial Statements for further discussion on income taxes, including the impact of the American Jobs Creation Act (the AJCA).

Recently Issued Accounting Pronouncements

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare Part D and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position (FSP) FAS 106-1, the company elected in January 2004 to defer recognizing the effects of the Act on accounting for postretirement health care plans until the FASB guidance was finalized.

In May 2004, the Financial Accounting Standards Board (FASB) issued FSP FAS 106-2, which provides accounting guidance to sponsors of postretirement health care plans that are impacted by the Act. The FSP is effective for interim or annual periods beginning after June 15, 2004. The company believes that certain drug benefits offered under postretirement health care plans will qualify for the subsidy under Medicare Part D. The effects of the subsidy were factored into the 2004 annual year-end valuation. The reduction in the benefit obligation attributable to past service cost was approximately $32 million and has been reflected as an actuarial gain. The reduction in benefit cost for 2005 related to the Act was approximately $5 million.

In November 2004, SFAS No. 151 "Inventory Costs – an amendment of ARB No. 43, Chapter 4" was issued. SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company does not expect the adoption to have a material impact on the financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004) "Share-Based Payment." SFAS No. 123R requires employee stock-based compensation to be measured based on the grant-date fair value of the awards and the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. The Statement eliminates the alternative use of Accounting Principles Board (APB) No. 25's intrinsic value method of accounting for awards, which is the company's accounting policy for stock options. See Note 1 to the Consolidated Financial Statements for the pro forma impact of compensation expense from stock options on net earnings and earnings per share. SFAS No. 123R is effective for the beginning of fiscal 2006. The company will adopt the provisions of SFAS No. 123R on a prospective basis. The financial statement impact will be dependent on future stock-based awards and any unvested stock options outstanding at the date of adoption.

In October 2004, the AJCA was signed into law. The AJCA provides for a deduction of 85% of certain foreign earnings that are repatriated, as defined by the AJCA, and a phased-in tax deduction related to profits from domestic manufacturing activities. In December 2004, the FASB issued FSP FAS 109-1 and 109-2 to address the accounting and disclosure requirements related to the AJCA. The company is currently evaluating the impact of the AJCA along with the additional technical guidance issued by the U.S. Treasury Department. The company will complete its evaluation in fiscal 2006. The company estimates the range of possible amounts considered for repatriation to be between $200 and $425 million and the related impact on income tax to be between $7 and $16 million. Based on the company's plans related to the AJCA as of 2005, tax expense of $7 million has been recorded for amounts expected to be repatriated.

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47) "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143." This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005. The company is in the process of evaluating the impact of FIN 47 but does not expect the adoption to have a material impact on the financial statements.

Earnings Outlook

On September 12, 2005, the company issued a press release announcing results for 2005 and commented on the outlook for earnings per share for 2006.

Cautionary Factors That May Affect Future Results

This Report contains "forward-looking" statements that reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company tries, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect," "will" and similar expressions. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

The company wishes to caution the reader that the following important factors and those important factors described elsewhere in the commentary, or in the Securities and Exchange Commission filings of the company, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation, promotional programs and new advertising, and of changes in consumer demand for the company's products;

- the risks in the marketplace associated with trade and consumer acceptance of product improvements, shelving initiatives, and new product introductions;
- the company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume and product mix, and the impact of marketing and pricing actions;
- the company's ability to realize projected cost savings and benefits, including those contemplated by restructuring programs and other cost-savings initiatives;
- the company's ability to successfully manage changes to its business processes, including selling, distribution, product capacity, information management systems and the integration of acquisitions;
- the increased significance of certain of the company's key trade customers;
- the difficulty of predicting the pattern of inventory movements by the company's trade customers and of predicting changes in the policies of its customers, such as changes in customer inventory levels and access to shelf space;
- the impact of fluctuations in the supply and cost of raw materials;
- the uncertainties of litigation described from time to time in the company's Securities and Exchange Commission filings;
- the impact of changes in currency exchange rates, tax rates, interest rates, equity markets, inflation rates, recession and other external factors; and
- the impact of unforeseen business disruptions in one or more of the company's markets due to political instability, civil disobedience, armed hostilities, natural disasters or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook. The company disclaims any obligation or intent to update forward-looking statements made by the company in order to reflect new information, events or circumstances after the date they are made.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information presented in the section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition — Market Risk Sensitivity" is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Earnings

(millions, except per share amounts)

	2005 52 weeks	2004 52 weeks	2003 53 weeks
Net Sales	**$7,548**	$7,109	$6,678
Costs and expenses			
Cost of products sold	**4,491**	4,187	3,805
Marketing and selling expenses	**1,185**	1,153	1,145
Administrative expenses	**571**	542	507
Research and development expenses	**95**	93	88
Other expenses / (income) (Note 6)	**(4)**	(13)	28
Restructuring charge (Note 5)	**—**	32	—
Total costs and expenses	**6,338**	5,994	5,573
Earnings Before Interest and Taxes	**1,210**	1,115	1,105
Interest expense (Note 7)	**184**	174	186
Interest income	**4**	6	5
Earnings before taxes	**1,030**	947	924
Taxes on earnings (Note 10)	**323**	300	298
Earnings before cumulative effect of accounting change	**707**	647	626
Cumulative effect of change in accounting principle	**—**	—	(31)
Net Earnings	**$ 707**	$ 647	$ 595
Per Share – Basic			
Earnings before cumulative effect of accounting change	**$ 1.73**	$ 1.58	$ 1.52
Cumulative effect of change in accounting principle	**—**	—	(.08)
Net Earnings	**$ 1.73**	$ 1.58	$ 1.45
Weighted average shares outstanding – basic	**409**	409	411
Per Share – Assuming Dilution			
Earnings before cumulative effect of accounting change	**$ 1.71**	$ 1.57	$ 1.52
Cumulative effect of change in accounting principle	**—**	—	(.08)
Net Earnings	**$ 1.71**	$ 1.57	$ 1.45
Weighted average shares outstanding – assuming dilution	**413**	412	411

See accompanying Notes to Consolidated Financial Statements.

The sum of the individual per share amounts does not equal net earnings per share due to rounding.

Consolidated Balance Sheets

(millions, except per share amounts)

	July 31, 2005	August 1, 2004
Current Assets		
Cash and cash equivalents	**$ 40**	$ 32
Accounts receivable (Note 11)	**509**	490
Inventories (Note 12)	**782**	782
Other current assets (Note 13)	**181**	164
Total current assets	**1,512**	1,468
Plant Assets, Net of Depreciation (Note 14)	**1,987**	1,901
Goodwill (Note 3)	**1,950**	1,900
Other Intangible Assets, Net of Amortization (Note 3)	**1,059**	1,095
Other Assets (Note 15)	**268**	298
Total assets	**$6,776**	$6,662
Current Liabilities		
Notes payable (Note 16)	**$ 451**	$ 810
Payable to suppliers and others	**624**	607
Accrued liabilities	**606**	594
Dividend payable	**70**	65
Accrued income taxes	**251**	250
Total current liabilities	**2,002**	2,326
Long-term Debt (Note 16)	**2,542**	2,543
Nonpension Postretirement Benefits (Note 9)	**278**	298
Other Liabilities (Note 17)	**684**	621
Total liabilities	**5,506**	5,788
Shareowners' Equity (Note 19)		
Preferred stock; authorized 40 shares; none issued	**—**	—
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares	**20**	20
Additional paid-in capital	**236**	264
Earnings retained in the business	**6,069**	5,642
Capital stock in treasury, 134 shares in 2005 and 2004, at cost	**(4,832)**	(4,848)
Accumulated other comprehensive loss	**(223)**	(204)
Total shareowners' equity	**1,270**	874
Total liabilities and shareowners' equity	**$6,776**	$6,662

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(millions)

	2005	2004	2003
Cash Flows from Operating Activities:			
Net earnings	**$ 707**	$ 647	$ 595
Non-cash charges to net earnings			
Restructuring charges	**—**	32	—
Cumulative effect of accounting change	**—**	—	31
Depreciation and amortization	**279**	260	243
Deferred taxes	**47**	51	72
Other, net (Note 21)	**122**	97	93
Changes in working capital			
Accounts receivable	**(10)**	(61)	46
Inventories	**6**	(54)	(33)
Prepaid assets	**(17)**	2	1
Accounts payable and accrued liabilities	**(24)**	(62)	(38)
Pension fund contributions	**(61)**	(65)	(19)
Other (Note 21)	**(59)**	(103)	(118)
Net Cash Provided by Operating Activities	**990**	744	873
Cash Flows from Investing Activities:			
Purchases of plant assets	**(332)**	(288)	(283)
Sales of plant assets	**11**	22	22
Businesses acquired	**—**	(9)	(177)
Sales of businesses	**—**	—	10
Other, net	**7**	—	(4)
Net Cash Used in Investing Activities	**(314)**	(275)	(432)
Cash Flows from Financing Activities:			
Long-term borrowings	**—**	301	400
Net repayments of short-term borrowings	**(354)**	(486)	(566)
Dividends paid	**(275)**	(259)	(259)
Treasury stock purchases	**(110)**	(56)	(24)
Treasury stock issuances	**71**	25	17
Net Cash Used in Financing Activities	**(668)**	(475)	(432)
Effect of Exchange Rate Changes on Cash	**—**	6	2
Net Change in Cash and Cash Equivalents	**8**	—	11
Cash and Cash Equivalents – Beginning of Year	**32**	32	21
Cash and Cash Equivalents – End of Year	**$ 40**	$ 32	$ 32

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareowners' Equity (Deficit)

(millions, except per share amounts)

	Capital Stock				Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income (Loss)	Total Shareowners' Equity (Deficit)
	Issued		In Treasury					
	Shares	Amount	Shares	Amount				
Balance at July 28, 2002	542	$20	(132)	$(4,891)	$320	$4,918	$(481)	$ (114)
Comprehensive income (loss)								
Net earnings						595		595
Foreign currency translation adjustments							174	174
Cash-flow hedges, net of tax							(7)	(7)
Minimum pension liability, net of tax							(2)	(2)
Other comprehensive income							165	165
Total Comprehensive income								760
Dividends ($.63 per share)						(259)		(259)
Treasury stock purchased			(1)	(24)				(24)
Treasury stock issued under management incentive and stock option plans			1	46	(22)			24
Balance at August 3, 2003	542	20	(132)	(4,869)	298	5,254	(316)	387
Comprehensive income (loss)								
Net earnings						647		647
Foreign currency translation adjustments							94	94
Cash-flow hedges, net of tax							4	4
Minimum pension liability, net of tax							14	14
Other comprehensive income							112	112
Total Comprehensive income								759
Dividends ($.63 per share)						(259)		(259)
Treasury stock purchased			(2)	(56)				(56)
Treasury stock issued under management incentive and stock option plans			—	77	(34)			43
Balance at August 1, 2004	542	20	(134)	(4,848)	264	5,642	(204)	874
Comprehensive income (loss)								
Net earnings						**707**		**707**
Foreign currency translation adjustments							**42**	**42**
Cash-flow hedges, net of tax							**(19)**	**(19)**
Minimum pension liability, net of tax							**(42)**	**(42)**
Other comprehensive loss							**(19)**	**(19)**
Total Comprehensive income								**688**
Dividends ($.68 per share)						**(280)**		**(280)**
Treasury stock purchased			**(4)**	**(110)**				**(110)**
Treasury stock issued under management incentive and stock option plans			**4**	**126**	**(28)**			**98**
Balance at July 31, 2005	**542**	**$20**	**(134)**	**$(4,832)**	**$236**	**$6,069**	**$(223)**	**$1,270**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(dollars in millions, except per share amounts)

1 Summary of Significant Accounting Policies

Basis of Presentation The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Intercompany transactions are eliminated in consolidation. Certain amounts in prior year financial statements were reclassified to conform to the current presentation.

The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2005 and 2004, and 53 weeks in 2003.

Revenue Recognition Revenues are recognized when the earnings process is complete. This occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Revenues are recognized net of provisions for returns, discounts and allowances. Certain sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives are classified as a reduction of sales.

Cash and Cash Equivalents All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories Substantially all U.S. inventories are priced at the lower of cost or market, with cost determined by the last in, first out (LIFO) method. Other inventories are priced at the lower of average cost or market.

In November 2004, Statement of Financial Accounting Standards (SFAS) No. 151 "Inventory Costs — an amendment of ARB No. 43, Chapter 4" was issued. SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company does not expect the adoption to have a material impact on the financial statements.

Property, Plant and Equipment Property, plant and equipment are recorded at historical cost and are depreciated over estimated useful lives using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. Assets are evaluated for impairment when triggering events occur.

Goodwill and Intangible Assets Goodwill and indefinite-lived intangible assets are not amortized but rather are tested at least annually for impairment in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." Intangible assets with finite lives are amortized over the estimated useful life and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." Goodwill impairment testing first requires a comparison of the fair value of each reporting unit to the carrying value. If the carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment is the difference between the carrying value of goodwill and the "implied" fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the asset. If carrying value exceeds the fair value, the asset is reduced to fair value. Fair values are primarily determined using discounted cash flow analyses. See Note 3 of the Notes to Consolidated Financial Statements for information on goodwill and other intangible assets.

Derivative Financial Instruments The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, commodities and equity-linked employee benefit obligations. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. See Note 18 of the Notes to Consolidated Financial Statements for additional information.

Stock-Based Compensation The company accounts for stock option grants and restricted stock awards in accordance with Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the underlying stock on the grant date. Restricted stock awards are expensed. See also Note 19 of the Notes to Consolidated Financial Statements. The following table illustrates the effect on net earnings and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2005	2004	2003
Net earnings, as reported	**$ 707**	$ 647	$ 595
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects[1]	**16**	11	13
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(45)**	(40)	(37)
Pro forma net earnings	**$ 678**	$ 618	$ 571
Earnings per share:			
Basic – as reported	**$1.73**	$ 1.58	$ 1.45
Basic – pro forma	**$1.66**	$ 1.51	$ 1.39
Diluted – as reported	**$1.71**	$ 1.57	$ 1.45
Diluted – pro forma	**$1.64**	$ 1.50	$ 1.39

1 Represents restricted stock expense.

The weighted average fair value of options granted in 2005, 2004 and 2003 was estimated as $4.74, $5.73 and $5.91, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2005, 2004 and 2003:

	2005	2004	2003
Risk-free interest rate	**3.2%**	4.1%	4.0%
Expected life (in years)	**6**	6	6
Expected volatility	**21%**	24%	26%
Expected dividend yield	**2.4%**	2.4%	2.8%

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R (revised 2004) "Share-Based Payment." SFAS No. 123R requires employee stock-based compensation to be measured based on the grant-date fair value of the awards and the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. The Statement eliminates the alternative use of APB No. 25's intrinsic value method of accounting for awards. SFAS No. 123R is effective for the beginning of fiscal 2006. The company will adopt the provisions of SFAS No. 123R on a prospective basis. The financial statement impact will be dependent on future stock-based awards and any unvested stock options outstanding at the date of adoption.

Use of Estimates Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

Income Taxes Income taxes are accounted for in accordance with SFAS No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

In October 2004, the American Jobs Creation Act (the AJCA) was signed into law. The AJCA provides for a deduction of 85% of certain foreign earnings that are repatriated, as defined by the AJCA, and a phased-in tax deduction related to profits from domestic manufacturing activities. In December 2004, the FASB issued FASB Staff Position (FSP) FAS 109-1 and 109-2 to address the accounting and disclosure requirements related to the AJCA. The company is currently evaluating the impact of the AJCA along with the additional technical guidance issued by the U.S. Treasury Department. The company will complete its evaluation in fiscal 2006. The company estimates the range of possible amounts considered for repatriation to be between $200 and $425 and the related impact on income tax to be between $7 and $16. Based on the company's plans related to the AJCA as of 2005, tax expense of $7 has been recorded for amounts expected to be repatriated.

Recently Issued Accounting Pronouncements In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare Part D and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FSP FAS 106-1, the company elected in January 2004 to defer recognizing the effects of the Act on accounting for postretirement health care plans until the FASB guidance was finalized.

In May 2004, the FASB issued FSP FAS 106-2, which provides accounting guidance to sponsors of postretirement health care plans that are impacted by the Act. The FSP is effective for interim or annual periods beginning after June 15, 2004. The company believes that certain drug benefits offered under postretirement health care plans will qualify for the subsidy under Medicare Part D. The effects of the subsidy were factored into the 2004 annual year-end valuation. The reduction in the benefit obligation attributable to past service cost was approximately $32 and was reflected as an actuarial gain. The reduction in benefit cost for 2005 related to the Act was approximately $5.

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47) "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143." This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005. The company is in the process of evaluating the impact of FIN 47 but does not expect the adoption to have a material impact on the financial statements.

2 Comprehensive Income

Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, minimum pension liability adjustments (see Note 9), and net unrealized gains and losses on cash-flow hedges. Total comprehensive income for the twelve months ended July 31, 2005, August 1, 2004 and August 3, 2003 was $688, $759 and $760, respectively.

The components of Accumulated other comprehensive loss, as reflected in the Statements of Shareowners' Equity (Deficit), consisted of the following:

	2005	2004
Foreign currency translation adjustments	**$ 35**	$ (7)
Cash-flow hedges, net of tax	**(20)**	(1)
Minimum pension liability, net of tax[1]	**(238)**	(196)
Total Accumulated other comprehensive loss	**$ (223)**	$ (204)

1 Includes a tax benefit of $139 in 2005 and $111 in 2004.

3 Goodwill and Intangible Assets

In 2003, the company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." In connection with the adoption, the company recorded a cumulative effect of accounting change of $31 (net of a $17 tax benefit), or $.08 per share in 2003, for impaired goodwill associated with the Stockpot business, a food service business acquired in August 1998. Stockpot is a reporting unit within Other in the segment reporting. The impairment of Stockpot goodwill was the result of a reduction in actual sales attained and forecasted future sales growth relative to projections made at the time of the acquisition.

The following table sets forth balance sheet information for intangible assets, excluding goodwill, subject to amortization and intangible assets not subject to amortization:

	July 31, 2005		August 1, 2004	
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization[1]:				
Trademarks	$ 6	$ (4)	$ 6	$ (3)
Other	17	(7)	17	(7)
Total	$ 23	$ (11)	$ 23	$ (10)
Intangible assets not subject to amortization:				
Trademarks	$ 1,042		$ 1,053	
Pension	3		27	
Other	2		2	
Total	$ 1,047		$ 1,082	

1 Amortization related to these assets was approximately $2 for 2005 and 2004. The estimated aggregated amortization expense for each of the five succeeding fiscal years is less than $2 per year. Asset useful lives range from five to thirty-four years.

Changes in the carrying amount for goodwill for the period are as follows:

	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup and Sauces	Other	Total
Balance at August 3, 2003	$ 428	$ 518	$ 706	$ 151	$ 1,803
Foreign currency translation adjustment	—	40	57	—	97
Balance at August 1, 2004	428	558	763	151	1,900
Foreign currency translation adjustment	—	44	6	—	50
Balance at July 31, 2005	**$ 428**	**$ 602**	**$ 769**	**$ 151**	**$ 1,950**

4 Business and Geographic Segment Information

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Through fiscal 2004, the company was organized and reported the results of operations in four segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces.

As of fiscal 2005, the company changed its organizational structure and as a result reports the following segments: U.S. Soup, Sauces and Beverages, Baking and Snacking, International Soup and Sauces, and Other. Comparative periods have been restated to conform to the current year presentation. The restatements also reflect a reallocation of certain expenses between corporate and the operating segments.

The U.S. Soup, Sauces and Beverages segment includes the following retail businesses: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and canned poultry; *Prego* pasta sauce; *Pace* Mexican sauce; *Campbell's Chunky* chili; *Campbell's* canned pasta, gravies and beans; *Campbell's Supper Bakes* meal kits; *V8* vegetable juice; *V8 Splash* juice beverages; and *Campbell's* tomato juice.

The Baking and Snacking segment includes the following businesses: *Pepperidge Farm* cookies, crackers, bakery and frozen products in U.S. retail; *Arnott's* biscuits in Australia and Asia Pacific; and *Arnott's* salty snacks in Australia.

The International Soup and Sauces segment includes the soup, sauce and beverage businesses outside of the United States, including Europe, Mexico, Latin America, the Asia Pacific region and the retail business in Canada.

The balance of the portfolio reported in Other includes Godiva Chocolatier worldwide and the company's Away From Home operations, which represent the distribution of products such as soup, specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in the United States and Canada.

Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in Note 1. The company evaluates segment performance before interest and taxes. Away From Home products are principally produced by the tangible assets of the company's other segments, except for Stockpot soups, which are produced in a separate facility, and certain other products, which are produced under contract manufacturing agreements. Accordingly, with the exception of the designated Stockpot facility, plant assets are not allocated to the Away From Home operations. Depreciation, however, is allocated to Away From Home based on production hours.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 14% of consolidated net sales in 2005 and 12% during 2004 and 2003. All of the company's segments sold products to Wal-Mart Stores, Inc. or its affiliates.

Business Segments

2005	Net Sales	Earnings Before Interest and Taxes	*Depreciation and Amortization*	*Capital Expen-ditures*	Segment Assets
U.S. Soup, Sauces and Beverages	**$ 3,098**	**$ 747**	**$ 89**	**$ 124**	**$ 2,070**
Baking and Snacking	**1,742**	**198**	**84**	**80**	**1,687**
International Soup and Sauces	**1,703**	**221**	**52**	**63**	**2,309**
Other	**1,005**	**110**	**26**	**33**	**380**
Corporate[1]	**—**	**(66)**	**28**	**32**	**330**
Total	**$ 7,548**	**$ 1,210**	**$ 279**	**$ 332**	**$ 6,776**

2004	Net Sales	Earnings Before Interest and Taxes[2]	Depreciation and Amortization	Capital Expen-ditures	Segment Assets
U.S. Soup, Sauces and Beverages	$ 2,998	$ 730	$ 80	$ 123	$ 2,051
Baking and Snacking	1,613	166	74	73	1,613
International Soup and Sauces	1,595	205	52	63	2,311
Other	903	101	24	14	341
Corporate[1]	—	(87)	30	15	346
Total	$ 7,109	$ 1,115	$ 260	$ 288	$ 6,662

2003	Net Sales	Earnings Before Interest and Taxes	Depreciation and Amortization	Capital Expen-ditures	Segment Assets
U.S. Soup, Sauces and Beverages	$ 2,944	$ 772	$ 78	$ 96	$ 1,971
Baking and Snacking	1,428	161	68	102	1,513
International Soup and Sauces	1,438	201	41	49	2,089
Other	868	100	25	16	339
Corporate[1]	—	(129)	31	20	293
Total	$ 6,678	$ 1,105	$ 243	$ 283	$ 6,205

1 Represents unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and investments.

2 Contributions to earnings before interest and taxes by segment include the effect of a fourth quarter 2004 restructuring charge of $32 as follows: U.S. Soup, Sauces and Beverages – $8, Baking and Snacking – $10, International Soup and Sauces – $10, Other – $3 and Corporate – $1.

Geographic Area Information

Information about operations in different geographic areas is as follows:

Net sales	2005	2004	2003
United States	**$ 4,832**	$ 4,581	$ 4,549
Europe	**1,164**	1,090	969
Australia/Asia Pacific	**1,038**	965	779
Other countries	**637**	570	492
Adjustments and eliminations	**(123)**	(97)	(111)
Consolidated	**$ 7,548**	$ 7,109	$ 6,678

Earnings before interest and taxes	2005	2004	2003
United States	**$ 931**	$ 890	$ 942
Europe	**142**	133	126
Australia/Asia Pacific	**112**	99	88
Other countries	**91**	80	78
Segment earnings before interest and taxes	**1,276**	1,202	1,234
Corporate	**(66)**	(87)	(129)
Consolidated	**$ 1,210**	$ 1,115	$ 1,105

Identifiable assets	2005	2004	2003
United States	**$ 2,939**	$ 2,885	$ 2,774
Europe	**1,883**	1,890	1,718
Australia/Asia Pacific	**1,274**	1,184	1,100
Other countries	**350**	357	313
Corporate	**330**	346	300
Consolidated	**$ 6,776**	$ 6,662	$ 6,205

Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The restructuring charge of $32 in 2004 was allocated to the geographic regions as follows: United States – $12, Europe – $9, Australia/Asia Pacific – $10, and Other countries – $1.

5 Restructuring Program

A restructuring charge of $32 ($22 after tax) was recorded in the fourth quarter 2004 for severance and employee benefit costs associated with a worldwide reduction in workforce and with the implementation of a distribution and logistics realignment in Australia. These programs are part of cost savings initiatives designed to improve the company's operating margins and asset utilization. Approximately 400 positions were eliminated under the reduction in workforce program, resulting in a restructuring charge of $23. The reductions represented the elimination of layers of management, elimination of redundant positions due to the realignment of operations in North America, and reorganization of the U.S. sales force. The majority of the terminations occurred in the fourth quarter of 2004.

The distribution and logistics realignment in Australia involves the conversion of a direct store delivery system to a central warehouse system. As a result of this program, over 200 positions will be eliminated due to the outsourcing of the infrastructure. A restructuring charge of $9 was recorded for this program. The majority of the terminations occurred in 2005.

A summary of restructuring reserves at July 31, 2005 and related activity is as follows:

	Accrued Balance at August 3, 2003	2004 Charge	Cash Payments	Pension Termination Benefits[1]	Accrued Balance at August 1, 2004	Cash Payments	**Accrued Balance at July 31, 2005**
Severance pay and benefits	$ —	32	(1)	(3)	$ 28	(24)	**$ 4**

1 Pension termination benefits are recognized as a reduction of the prepaid pension asset. See Note 9 to the Consolidated Financial Statements.

6 Other Expenses/(Income)

	2005	2004	2003
Foreign exchange losses	**$ —**	$ 7	$ 15
Amortization of intangible and other assets	**2**	2	2
Gain on asset sales	**—**	(10)	(16)
Adjustments to long-term investments	**—**	10	36
Gain from settlement of a lawsuit	**—**	(16)	—
Other	**(6)**	(6)	(9)
	$ (4)	$ (13)	$ 28

Adjustments to long-term investments represent a non-cash write-down to estimated fair market value of investments in affordable housing partnerships.

7 Interest Expense

	2005	2004	2003
Interest expense	**$ 188**	$177	$ 188
Less: Interest capitalized	**4**	3	2
	$ 184	$174	$ 186

8 Acquisitions

In the first quarter 2004, the company acquired certain Australian chocolate biscuit brands for approximately $9. These brands are included in the Baking and Snacking segment.

In the first quarter 2003, the company acquired two businesses for cash consideration of approximately $170 and assumed debt of approximately $20. The company acquired Snack Foods Limited, a leader in the Australian salty snack category, and Erin Foods, the number two dry soup manufacturer in Ireland. Snack Foods Limited is included in the Baking and Snacking segment. Erin Foods is included in the International Soup and Sauces segment. The businesses have annual sales of approximately $160.

9 Pension and Postretirement Benefits

Pension Benefits Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit continues to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities and real estate.

Postretirement Benefits The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to health care coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees near retirement, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

In 2005, the company established retiree medical account benefits for eligible U.S. retirees, intended to provide reimbursement for eligible health care expenses.

The company uses the fiscal year end as the measurement date for the benefit plans.

Components of net periodic benefit cost:

Pension	2005	2004	2003
Service cost	**$ 56**	$ 50	$ 46
Interest cost	**113**	111	112
Expected return on plan assets	**(155)**	(150)	(153)
Amortization of prior service cost	**6**	6	6
Recognized net actuarial loss	**30**	23	14
Special termination benefits	**2**	3	4
Net periodic pension expense	**$ 52**	$ 43	$ 29

The special termination benefits relate to reductions in workforce in Europe. The 2004 amount was recognized as a component of the restructuring charges described in Note 5 to the Consolidated Financial Statements.

Postretirement	2005	2004	2003
Service cost	**$ 1**	$ 4	$ 4
Interest cost	**20**	23	21
Amortization of prior service cost	**(7)**	(10)	(11)
Recognized net actuarial loss	**1**	5	—
Net periodic postretirement expense	**$ 15**	$ 22	$ 14

Change in benefit obligation:

	Pension		Postretirement	
	2005	2004	2005	2004
Obligation at beginning of year	**$1,893**	$1,798	**$ 333**	$ 373
Service cost	**56**	50	**1**	4
Interest cost	**113**	111	**20**	23
Plan amendments	**(37)**	(3)	**33**	(21)
Actuarial loss (gain)	**230**	23	**37**	(19)
Participant contributions	**2**	3	**—**	—
Special termination benefits	**2**	3	**—**	—
Benefits paid	**(128)**	(119)	**(27)**	(27)
Foreign currency adjustment	**5**	27	**—**	—
Benefit obligation at end of year	**$2,136**	$1,893	**$ 397**	$ 333

Change in the fair value of pension plan assets:

	2005	2004
Fair value at beginning of year	**$ 1,627**	$ 1,472
Actual return on plan assets	**273**	184
Employer contributions	**61**	65
Participants contributions	**2**	3
Benefits paid	**(123)**	(115)
Foreign currency adjustment	**7**	18
Fair value at end of year	**$ 1,847**	$ 1,627

Funded status as recognized in the Consolidated Balance Sheets:

	Pension		Postretirement	
	2005	2004	2005	2004
Funded status at end of year	**$ (289)**	$ (266)	**$ (397)**	$ (333)
Unrecognized prior service cost	**(1)**	42	**7**	(33)
Unrecognized loss	**745**	661	**85**	49
Net amount recognized	**$ 455**	$ 437	**$ (305)**	$ (317)

Amounts recognized in the Consolidated Balance Sheets:

Pension	2005	2004
Prepaid benefit cost	**$ 75**	$ 103
Intangible asset	**3**	27
Accumulated other comprehensive loss	**377**	307
Net amount recognized	**$ 455**	$ 437

The accumulated benefit obligation for all pension plans was $1,945 at July 31, 2005 and $1,336 at August 1, 2004. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,598, $1,444 and $1,292, respectively, as of July 31, 2005 and $1,340, $1,204, and $1,046, respectively, as of August 1, 2004.

The current portion of nonpension postretirement benefits included in Accrued liabilities was $27 at July 31, 2005 and $19 at August 1, 2004.

Increase (decrease) in minimum pension liability included in other comprehensive income:

	2005	2004
	$ 70	$ (23)

Weighted-average assumptions used to determine benefit obligations at the end of the year:

	Pension		Postretirement	
	2005	2004	**2005**	2004
Discount rate	**5.44%**	6.19%	**5.50%**	6.25%
Rate of compensation increases	**3.93%**	4.21%	—	—

Weighted-average assumptions used to determine net periodic benefit cost for the years ended:

Pension	**2005**	2004	2003
Discount rate	**6.19%**	6.39%	6.90%
Expected return on plan assets	**8.76%**	8.78%	9.30%
Rate of compensation increase	**4.21%**	4.43%	4.50%

The discount rate used to determine net periodic postretirement expense was 6.25% in 2005, 6.5% in 2004 and 7.00% in 2003.

The expected rate of return on assets for the company's global plans is a weighted average of the expected rates of return selected for the various countries where the company has funded pension plans. These rates of return are set annually and are based upon the long-term historical investment performance of the plans and an estimate of future long-term investment returns for the current asset allocation.

Assumed health care cost trend rates at the end of the year:

	2005	2004
Health care cost trend rate assumed for next year	**9.00%**	9.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**4.50%**	4.50%
Year that the rate reaches the ultimate trend rate	**2010**	2009

A one-percentage-point change in assumed health care costs would have the following effects on 2005 reported amounts:

	Increase	Decrease
Effect on service and interest cost	$ 2	$ (2)
Effect on the 2005 accumulated benefit obligation	$29	$ (25)

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare Part D and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The effects of the Act were reflected in the 2004 valuation. See also Note 1 to Consolidated Financial Statements for additional information.

Obligations related to non-U.S. postretirement benefit plans are not significant, since these benefits are generally provided through government-sponsored plans.

Plan Assets

The company's year-end pension plan weighted-average asset allocations by category were:

	Strategic Target	**2005**	2004
Equity securities	68%	**68%**	68%
Debt securities	22%	**21%**	21%
Real estate and other	10%	**11%**	11%
Total	100%	**100%**	100%

The fundamental goal underlying the pension plans' investment policy is to ensure that the assets of the plans are invested in a prudent manner to meet the obligations of the plans as these obligations come due. Investment practices must comply with applicable laws and regulations.

The company's investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, in order to maximize the return on assets, a majority of assets are invested in equities. Additional asset classes with dissimilar expected rates of return, return volatility, and correlations of returns are utilized to reduce risk by providing diversification relative to equities. Investments within each asset class are also diversified to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary to achieve overall investment policy objectives and asset class targets.

The company establishes strategic asset allocation percentage targets and appropriate benchmarks for each significant asset class to obtain a prudent balance between return and risk. The interaction between plan assets and benefit obligations is periodically studied to assist in the establishment of strategic asset allocation targets.

Estimated future benefit payments are as follows:

	Pension	Postretirement
2006	$146	$ 31
2007	$142	$ 31
2008	$146	$ 30
2009	$150	$ 29
2010	$155	$ 29
2011–2015	$831	$144

The benefit payments include payments from funded and unfunded plans.

Estimated future Medicare subsidy receipts are $1–$2 annually from 2006 through 2010, and $14 for the period 2011 through 2015.

The company made a voluntary contribution of $35 to a U.S. pension plan subsequent to July 31, 2005. The company is not required to make additional contributions to the U.S. plans in 2006. Contributions to non-U.S. plans are expected to be approximately $17 in 2006.

Savings Plan The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company historically matched 50% of employee contributions up to 5% of compensation. Effective January 1, 2004, the company increased the amount of matching contribution from 50% to 60% of the employee contributions. Amounts charged to Costs and expenses were $14 in 2005 and 2004 and $11 in 2003.

10 Taxes on Earnings

The provision for income taxes on earnings consists of the following:

	2005	2004	2003
Income taxes:			
Currently payable			
Federal	**$ 214**	$184	$178
State	**6**	13	13
Non-U.S.	**56**	52	35
	276	249	226
Deferred			
Federal	**38**	47	62
State	**3**	2	1
Non-U.S.	**6**	2	9
	47	51	72
	$ 323	$300	$298
Earnings before income taxes:			
United States	**$ 753**	$691	$686
Non-U.S.	**277**	256	238
	$1,030	$947	$924

The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

	2005	2004	2003
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
State income taxes (net of federal tax benefit)	**0.6**	1.0	1.0
Tax effect of international items	**(3.5)**	(2.9)	(2.3)
Tax loss carryforwards	**—**	(0.2)	(0.1)
Other	**(0.7)**	(1.2)	(1.4)
Effective income tax rate	**31.4%**	31.7%	32.2%

Deferred tax liabilities and assets are comprised of the following:

	2005	2004
Depreciation	**$198**	$177
Pensions	**30**	47
Amortization	**252**	210
Other	**80**	102
Deferred tax liabilities	**560**	536
Benefits and compensation	**195**	189
Tax loss carryforwards	**23**	26
Other	**125**	112
Gross deferred tax assets	**343**	327
Deferred tax asset valuation allowance	**(5)**	(6)
Net deferred tax assets	**338**	321
Net deferred tax liability	**$222**	$215

At July 31, 2005, non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $75. Of these carryforwards, $3 expire through 2010 and $72 may be carried forward indefinitely. The current statutory tax rates in these countries range from 13% to 39%.

The company has undistributed earnings of non-U.S. subsidiaries of approximately $590. Of this amount, the company intends to repatriate approximately $200 in 2006 under the AJCA and has provided tax expense of $7. See also Note 1 to the Consolidated Financial Statements for additional information on the AJCA. U.S. income taxes have not been provided on the remaining $390 of undistributed earnings, which are deemed to be permanently reinvested. If remitted, tax credits or planning strategies should substantially offset any resulting tax liability.

11 Accounts Receivable

	2005	2004
Customers	**$ 509**	$ 503
Allowances	**(36)**	(39)
	473	464
Other	**36**	26
	$ 509	$ 490

12 Inventories

	2005	2004
Raw materials, containers and supplies	**$ 297**	$ 292
Finished products	**498**	497
Less: Adjustment to LIFO valuation method	**(13)**	(7)
	$ 782	$ 782

Approximately 54% of inventory in 2005 and 55% of inventory in 2004 is accounted for on the last in, first out method of determining cost.

13 Other Current Assets

	2005	2004
Deferred taxes	**$114**	$117
Other	**67**	47
	$181	$164

14 Plant Assets

	2005	2004
Land	**$ 69**	$ 70
Buildings	**1,062**	1,009
Machinery and equipment	**3,172**	2,977
Projects in progress	**208**	192
	4,511	4,248
Accumulated depreciation	**(2,524)**	(2,347)
	$ 1,987	$ 1,901

Depreciation expense provided in Costs and expenses was $277 in 2005, $258 in 2004 and $241 in 2003. Buildings are depreciated over periods ranging from 10 to 45 years. Machinery and equipment are depreciated over periods generally ranging from 2 to 15 years. Approximately $212 of capital expenditures is required to complete projects in progress at July 31, 2005.

15 Other Assets

	2005	2004
Prepaid pension benefit cost	**$ 75**	$ 103
Investments	**150**	150
Deferred taxes	**6**	—
Other	**37**	45
	$ 268	$ 298

Investments consist of several limited partnership interests in affordable housing partnership funds. These investments generate significant tax credits. The company's ownership primarily ranges from approximately 12% to 19%.

16 Notes Payable and Long-term Debt

Notes payable consists of the following:

	2005	2004
Commercial paper	$ 428	$ 790
Variable-rate bank borrowings	18	14
Fixed-rate bank borrowings	5	6
	$ 451	$ 810

Commercial paper had a weighted-average interest rate of 5.34% and 3.23% at July 31, 2005 and August 1, 2004, respectively.

The company has two committed lines of credit totaling $1,500 that support commercial paper borrowings and remain unused at July 31, 2005, except for $5 of standby letters of credit. Another $30 of standby letters of credit remain unused under a separate facility.

Long-term Debt consists of the following:

Type	Fiscal Year of Maturity	Rate	2005	2004
Notes	2007	6.90%	$ 300	$ 300
Notes	2007	5.50%	300	300
Notes	2009	5.88%	300	300
Notes	2011	6.75%	700	700
Notes	2013	5.00%	400	400
Notes	2014	4.88%	300	300
Debentures	2021	8.88%	200	200
Other			42	43
			$ 2,542	$ 2,543

The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $2,727 at July 31, 2005 and $2,736 at August 1, 2004.

The company has $300 of long-term debt available to issue as of July 31, 2005 under a shelf registration statement filed with the Securities and Exchange Commission.

Principal amounts of debt mature as follows: 2006 – $451 (in current liabilities); 2007 – $610; 2008 – $4; 2009 – $302; 2010 – $2 and beyond – $1,624.

17 Other Liabilities

	2005	2004
Deferred taxes	$ 342	$ 332
Deferred compensation	116	108
Postemployment benefits	22	15
Fair value of derivatives	174	151
Other	30	15
	$ 684	$ 621

The deferred compensation plan is an unfunded plan maintained for the purpose of providing the company's directors and certain of its executives the opportunity to defer a portion of their compensation. All forms of compensation contributed to the deferred compensation plan are accounted for in accordance with the underlying program. Contributions are credited to an investment account in the participant's name, although no funds are actually contributed to the investment account and no investment choices are actually purchased. Four investment choices are available, including: (1) a book account which tracks the total return on company stock; (2) a book account that tracks performance of Fidelity's Spartan U.S. Equity Index Fund; (3) a book account which tracks the performance of Fidelity's Puritan Fund; and (4) a book account that credits interest based on the Wall Street Journal indexed prime rate. Participants can reallocate investments daily and are entitled to the gains and losses on investment funds. The company recognizes an amount in the Statements of Earnings for the market appreciation/depreciation of each fund, as appropriate.

18 Financial Instruments

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair values of long-term debt, as indicated in Note 16, and derivative financial instruments are based on quoted market prices.

In 2001, the company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138 and SFAS No. 149. The standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships.

The company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency, commodity and certain equity-linked employee compensation exposures that exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

The company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The company minimizes its credit risk on these transactions by dealing only with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate nonperformance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), (3) a foreign-currency fair-value or cash-flow hedge (foreign-currency hedge), or (4) a hedge of a net investment in a foreign operation. Some derivatives may also be considered natural hedging instruments (changes in fair value are recognized to act as economic offsets to changes in fair value of the underlying hedged item and do not qualify for hedge accounting under SFAS No. 133).

Changes in the fair value of a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a foreign-currency hedge are recorded in either current period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in foreign currency) or a cash-flow hedge (e.g., a hedge of a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within Shareowners' equity (deficit).

The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a targeted ratio of variable-rate versus fixed-rate debt.

There were no changes made to the company's interest rate swap portfolio in 2005.

In September 2003, the company entered into ten-year interest rate swaps that converted $200 of the 4.875% fixed-rate notes issued during that month to variable. The company also entered into $100 of five-year interest rate swaps that converted a portion of the 5.875% fixed-rate notes due October 2008 to variable.

In April 2004, the company entered into a $50 interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

In May 2004, the company entered into a $50 interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

In November 2002, the company terminated interest rate swap contracts with a notional value of $250 that converted fixed-rate debt (6.75% notes due 2011) to variable and received $37. Of this amount, $3 represented accrued interest earned on the swap prior to the termination date. The remainder of $34 is being amortized over the remaining life of the notes as a reduction to interest expense. The company also entered into ten-year interest rate swaps that converted $300 of ten-year 5% fixed-rate notes issued in November 2002 to variable.

Fixed-to-variable interest rate swaps are accounted for as fair-value hedges. Gains and losses on these instruments are recorded in earnings as adjustments to interest expense, offsetting gains and losses on the hedged item. The notional amount of fair-value interest rate swaps was $875 at both July 31, 2005 and August 1, 2004. The swaps had a fair value of $(2) at July 31, 2005 and a minimal fair value at August 1, 2004.

The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary financing transactions. The company utilizes foreign currency forward purchase and sale contracts, options and cross-currency swaps in order to manage the volatility associated with foreign currency purchases and sales and certain intercompany transactions in the normal course of business.

Qualifying foreign exchange forward and cross-currency swap contracts are accounted for as cash-flow hedges when the hedged item is a forecasted transaction, or when future cash flows related to a recognized asset or liability are expected to be received or paid. The effective portion of the changes in fair value on these instruments is recorded in Accumulated other comprehensive income (loss) and is reclassified into the Statements of Earnings on the same line item and in the same period or periods in which the hedged transaction affects earnings. The assessment of effectiveness for contracts is based on changes in spot rates. The fair value of these instruments was $(157) at July 31, 2005.

Qualifying foreign exchange forward contracts are accounted for as fair-value hedges when the hedged item is a recognized asset, liability or firm commitment. The fair value of such contracts was not material at July 31, 2005.

The company also enters into certain foreign exchange forward contracts and variable-to-variable cross-currency swap contracts that are not designated as accounting hedges. These instruments are primarily intended to reduce volatility of certain intercompany financing transactions. Gains and losses on derivatives not designated as accounting hedges are typically recorded in Other expenses/(income), as an offset to gains (losses) on the underlying transactions. The fair value of these instruments was $(8) at July 31, 2005.

Foreign exchange forward contracts typically have maturities of less than eighteen months. Principal currencies include the Australian dollar, British pound, Canadian dollar, euro, Japanese yen, Mexican peso and Swedish krona.

As of July 31, 2005, the accumulated derivative net loss in other comprehensive income for cash-flow hedges, including the foreign exchange forward and cross-currency contracts, forward-starting swap contracts and treasury lock agreements, was $20, net of tax. As of August 1, 2004, the accumulated derivative net loss in other comprehensive income for cash-flow hedges was $1, net of tax. Reclassifications from Accumulated other comprehensive income (loss) into the Statements of Earnings during the period ended July 31, 2005 were not material. There were no discontinued cash-flow hedges during the year. At July 31, 2005, the maximum maturity date of any cash-flow hedge was approximately eight years.

Other disclosures related to hedge ineffectiveness, gains (losses) excluded from the assessment of hedge effectiveness, gains (losses) arising from effective hedges of net investments, gains (losses) resulting from the discontinuance of hedge accounting and reclassifications from other comprehensive income to earnings have been omitted due to the insignificance of these amounts.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil and wheat. As of July 31, 2005, the notional values and the fair values of open contracts related to commodity hedging activity were not material.

The company is exposed to equity price changes related to certain employee compensation obligations. Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index, the total return of the company's capital stock and the total return of the Puritan Fund. The company pays a variable interest rate and receives the equity returns under these instruments. The notional value of the equity swap contracts, which mature in 2006, was $49 at July 31, 2005. These instruments are not designated as accounting hedges. Gains and losses are recorded in the Statements of Earnings. The net asset recorded under these contracts at July 31, 2005 was approximately $1.

19 Shareowners' Equity (Deficit)

The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

The company sponsors a long-term incentive compensation plan. Under the plan, restricted stock and options may be granted to certain officers and key employees of the company. The plan provides for future awards of approximately 20 million shares of Capital stock, although this amount may increase upon the lapse, expiration or termination of previously issued awards. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period. See also Note 1 to the Consolidated Financial Statements for additional information on accounting for stock-based compensation, including the pro forma impact if the company applied the fair value recognition provisions of SFAS No. 123.

In 2001, the Board of Directors authorized the conversion of certain stock options to shares of restricted stock based on specified conversion ratios. The exchange, which was voluntary, replaced approximately 4.7 million options with approximately one million restricted shares. Depending on the original grant date of the options, the restricted shares vested in 2002, 2003 or 2004. The company recognized compensation expense throughout the vesting period of the restricted stock. Compensation expense related to this award was $3 in 2004 and $6 in 2003.

Restricted shares granted are as follows:

(shares in thousands)	**2005**	2004	2003
Restricted Shares			
Granted	**1,399**	1,324	900

Information about stock options and related activity is as follows:

(options in thousands)	**2005**	**Weighted Average Exercise Price**	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price
Beginning of year	**35,775**	**$ 28.18**	28,862	$ 28.29	30,006	$ 28.21
Granted	**8,624**	**$ 26.44**	10,471	$ 26.85	577	$ 22.89
Exercised	**(2,916)**	**$ 24.52**	(1,325)	$ 19.08	(847)	$ 19.66
Terminated	**(1,935)**	**$ 32.72**	(2,233)	$ 28.69	(874)	$ 28.67
End of year	**39,548**	**$ 27.85**	35,775	$ 28.18	28,862	$ 28.29
Exercisable at end of year	**25,147**		21,234		17,665	

(options in thousands)	Stock Options Outstanding			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$16.81 – $22.60	185	7.3	$ 21.88	122	$ 21.93
$22.61 – $31.91	36,831	6.7	$ 27.08	22,493	$ 27.40
$31.92 – $44.41	2,271	4.1	$ 37.74	2,271	$ 37.74
$44.42 – $56.50	261	2.9	$ 53.99	261	$ 53.99
	39,548			25,147	

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic earnings per share and earnings per share assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the incremental effect of stock options and restricted stock programs, except when such effect would be antidilutive. Stock options to purchase 10 million shares of capital stock for 2005 and 26 million shares of capital stock for 2004 and 2003 were not included in the calculation of diluted earnings per share because the exercise price of the stock options exceeded the average market price of the capital stock and, therefore, would be antidilutive.

20 Commitments and Contingencies

On March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. (VFI). VFI and several of its affiliates (collectively, Vlasic) commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic's Second Amended Joint Plan of Distribution under Chapter 11 (the Plan) was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB L.L.C., a limited liability company (VFB) whose membership interests are to be distributed under the Plan to Vlasic's general unsecured creditors.

On February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company's control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the amended complaint to be $200), plus unspecified exemplary and punitive damages.

Following a trial on the merits, on September 13, 2005, the District Court issued Post-Trial Findings of Fact and Conclusions of Law, ruling in favor of the company and against VFB on all claims. The Court ruled that VFB failed to prove that the spinoff was a constructive or actual fraudulent transfer. The Court also rejected VFB's claim of breach of fiduciary duty, VFB's claim that VFI was an alter ego of the company, and VFB's claim that the spinoff should be deemed an illegal dividend. VFB will have 30 days following the entry of the judgment of the District Court to appeal the decision.

The company received an Examination Report from the Internal Revenue Service on December 23, 2002, which included a challenge to the treatment of gains and interest deductions claimed in the company's fiscal 1995 federal income tax return, relating to transactions involving government securities. If the proposed adjustment were upheld, it would require the company to pay a net amount of approximately $100 in taxes, accumulated interest as of December 23, 2002, and penalties. Interest will continue to accrue until the matter is resolved. The company believes these transactions were properly reported on its federal income tax return in accordance with applicable tax laws and regulations in effect during the period involved and is challenging these adjustments vigorously. The company expects a final resolution of this matter in 2006.

The company is a party to other legal proceedings and claims, tax issues and environmental matters arising out of the normal course of business.

Management assesses the probability of loss for all legal proceedings and claims, tax issues and environmental matters and has recognized liabilities for such contingencies, as appropriate. Although the results of these matters cannot be predicted with certainty, in management's opinion, the final outcome of legal proceedings and claims, tax issues and environmental matters will not have a material adverse effect on the consolidated results of operations or financial condition of the company.

The company has certain operating lease commitments, primarily related to warehouse and office facilities, retail store space and certain equipment. Rent expense under operating lease commitments was $84 in 2005, $79 in 2004 and $66 in 2003. Future minimum annual rental payments under these operating leases are as follows:

2006	2007	2008	2009	2010	Thereafter
$ 68	$ 59	$ 48	$ 37	$ 34	$ 51

The company guarantees approximately 1,400 bank loans made to Pepperidge Farm independent sales distributors by third party financial institutions for the purchase of distribution routes. The maximum potential amount of future payments the company could be required to make under the guarantees is $112. The company's guarantees are indirectly secured by the distribution routes. The company does not believe it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. The amounts recognized as of July 31, 2005 and August 1, 2004 were not material.

The company has provided certain standard indemnifications in connection with divestitures, contracts and other transactions. Certain indemnifications have finite expiration dates. Liabilities recognized based on known exposures related to such matters were not material at July 31, 2005.

21 Statements of Cash Flows

	2005	2004	2003
Cash Flows from Operating Activities:			
Other non-cash charges to net earnings:			
Non-cash compensation/benefit related expense	**$ 109**	$ 91	$ 60
Adjustments to long-term investments, other assets, minority interest	**9**	11	33
Other	**4**	(5)	—
Total	**$ 122**	$ 97	$ 93
Other:			
Benefit related payments	**$ (47)**	$ (46)	$ (44)
Payments for hedging activities	**(19)**	(59)	(67)
Other	**7**	2	(7)
Total	**$ (59)**	$ (103)	$ (118)

	2005	2004	2003
Interest paid	**$ 176**	$ 168	$ 173
Interest received	**$ 4**	$ 6	$ 5
Income taxes paid	**$ 258**	$ 249	$ 225

22 Quarterly Data (unaudited)

2005	First	Second	Third	Fourth
Net sales	**$ 2,091**	**$ 2,223**	**$ 1,736**	**$ 1,498**
Cost of products sold	**1,245**	**1,321**	**1,035**	**890**
Net earnings	**230**	**235**	**146**	**96**
Per share – basic				
Net earnings	**0.56**	**0.57**	**0.36**	**0.23**
Dividends	**0.17**	**0.17**	**0.17**	**0.17**
Per share – assuming dilution				
Net earnings	**0.56**	**0.57**	**0.35**	**0.23**
Market price				
High	**$ 27.13**	**$ 30.52**	**$ 29.74**	**$ 31.60**
Low	**$ 25.21**	**$ 26.68**	**$ 27.35**	**$ 29.53**

2004	First	Second	Third	Fourth
Net sales	$ 1,909	$ 2,100	$ 1,667	$ 1,433
Cost of products sold	1,108	1,212	995	872
Net earnings[1]	211	235	142	59
Per share – basic				
Net earnings[1]	0.51	0.57	0.35	0.14
Dividends	0.1575	0.1575	0.1575	0.1575
Per share – assuming dilution				
Net earnings[1]	0.51	0.57	0.34	0.14
Market price				
High	$ 27.90	$ 27.39	$ 28.70	$ 28.13
Low	$ 23.26	$ 24.92	$ 26.15	$ 25.03

1 Net earnings in the fourth quarter include a restructuring charge of $22 or $.05 per share. (See Note 5 to the Consolidated Financial Statements.)

Reports of Management

Management's Report on Financial Statements

The accompanying financial statements have been prepared by the company's management in conformity with generally accepted accounting principles to reflect the financial position of the company and its operating results. The financial information appearing throughout this Annual Report is consistent with the financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgments required for their preparation. The financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

The Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the company, meets regularly with the company's worldwide internal auditing department, other management personnel, and the independent auditors. The independent auditors and the internal auditing department have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee's attention. The internal auditing department and the independent auditors report directly to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of July 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on this assessment using those criteria, management concluded that the company's internal control over financial reporting was effective as of July 31, 2005.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of July 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.



Douglas R. Conant
President and Chief Executive Officer



Robert A. Schiffner
Senior Vice President and Chief Financial Officer



Anthony P. DiSilvestro
Vice President – Controller

September 21, 2005

Report of Independent Registered Public Accounting Firm
To the Shareowners and Directors of Campbell Soup Company

We have completed an integrated audit of Campbell Soup Company's 2005 consolidated financial statements and of its internal control over financial reporting as of July 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareowners' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at July 31, 2005 and August 1, 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective July 29, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of July 31, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
September 21, 2005

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The company, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of the company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of July 31, 2005 (the "Evaluation Date"). Based on such evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer have concluded that, as of the Evaluation Date, the company's disclosure controls and procedures are effective, and are reasonably designed to ensure that all material information relating to the company (including its consolidated subsidiaries) required to be included in the company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

The annual report of management on the company's internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 40. The attestation report of PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, regarding the company's internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 41.

During the quarter ended July 31, 2005, there were no changes in the company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, such internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The sections entitled "Election of Directors" and "Directors and Executive Officers Stock Ownership Reports" in the company's Proxy Statement for the Annual Meeting of Shareowners to be held on November 18, 2005 (the "2005 Proxy Statement") are incorporated herein by reference. The information presented in the section entitled "Board Committees" in the 2005 Proxy Statement relating to the members of the company's Audit Committee is incorporated herein by reference. The information presented in the section entitled "Audit Committee Report" in the 2005 Proxy Statement relating to the Audit Committee's financial experts is incorporated herein by reference.

Certain of the information required by this Item relating to the executive officers of Campbell is set forth in the heading "Executive Officers of the Company."

The company has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to the company's Chief Executive Officer, Chief Financial Officer, Controller and members of the Chief Financial Officer's financial leadership team. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the company's website, www.campbellsoupcompany.com (under the "Governance" caption). The company intends to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers by posting such information on its website.

The company has also adopted a separate Code of Business Conduct and Ethics applicable to the Board of Directors, the company's officers and all of the company's employees. The Code of Business Conduct and Ethics is posted on the company's website, www.campbellsoupcompany.com (under the "Governance" caption). The company's Corporate Governance Standards and the charters of the company's four standing committees of the Board of Directors can also be found at this website. Printed copies of the foregoing are available to any shareowner requesting a copy by writing to: Corporate Secretary, Campbell Soup Company, 1 Campbell Place, Camden, NJ 08103. On November 23, 2004, the New York Stock Exchange Annual CEO Certification was submitted without any qualification.

Item 11. Executive Compensation

The information presented in the sections entitled "Summary Compensation," "Option Grants in Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values," "Pension Plans," "Director Compensation," "Employment Agreements and Termination Arrangements" and "Compensation and Organization Committee Interlocks and Insider Participation" in the 2005 Proxy is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareowner Matters

The information presented in the sections entitled "Security Ownership of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners," "Securities Authorized for Issuance under Equity Compensation Plans" and "Deferred Compensation Plans" in the 2005 Proxy is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information presented in the section entitled "Certain Relationships and Related Transactions" in the 2005 Proxy is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information presented in the section entitled "Independent Registered Public Accounting Firm Fees and Services" in the 2005 Proxy is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. *Financial Statements*
   - Consolidated Statements of Earnings for 2005, 2004 and 2003
   - Consolidated Balance Sheets as of July 31, 2005 and August 1, 2004
   - Consolidated Statements of Cash Flows for 2005, 2004 and 2003
   - Consolidated Statements of Shareowners' Equity (Deficit) for 2005, 2004 and 2003
   - Notes to Consolidated Financial Statements
   - Management's Report on Internal Control Over Financial Reporting
   - Report of Independent Registered Public Accounting Firm
2. *Financial Statement Schedules*

   None.
3. *Exhibits*

3(i) Campbell's Restated Certificate of Incorporation as amended through February 24, 1997 was filed with the Securities and Exchange Commission ("SEC") with Campbell's Form 10-K for the fiscal year ended July 28, 2002, and is incorporated herein by reference.

3(ii) Campbell's By-Laws as amended through July 22, 2004 were filed with the SEC with Campbell's Form 10-K for the fiscal year ended August 1, 2004, and is incorporated herein by reference.

4(i) With respect to Campbell's 6.75% notes due 2011, the form of Indenture between Campbell and Bankers Trust Company, as Trustee, and the associated form of security were filed with Campbell's Registration Statement No. 333-11497, and are incorporated herein by reference.

4(ii) Except as described in 4(i) above, there is no instrument with respect to long-term debt of the company that involves indebtedness or securities authorized thereunder exceeding 10 percent of the total assets of the company and its subsidiaries on a consolidated basis. The company agrees to file a copy of any instrument or agreement defining the rights of holders of long-term debt of the company upon request of the SEC.

9 Major Stockholders' Voting Trust Agreement dated June 2, 1990, as amended, was filed with the SEC by (i) Campbell as Exhibit 99.C to Campbell's Schedule 13E-4 filed on September 12, 1996, and (ii) with respect to certain subsequent amendments, the Trustees of the Major Stockholders' Voting Trust as Exhibit 99.G to Amendment No. 7 to their Schedule 13D dated March 3, 2000, and as Exhibit 99.M to Amendment No. 8 to their Schedule 13D dated January 26, 2001, and as Exhibit 99.P to Amendment No. 9 to their Schedule 13D dated September 30, 2002, and is incorporated herein by reference.

10(a) Campbell Soup Company 1994 Long-Term Incentive Plan, as amended on November 17, 2000, was filed with the SEC with Campbell's 2000 Proxy Statement, and is incorporated herein by reference.

10(b) Campbell Soup Company 2003 Long-Term Incentive Plan was filed with the SEC with Campbell's 2003 Proxy Statement, and is incorporated herein by reference.

10(c) Campbell Soup Company Annual Incentive Plan, as amended on November 18, 2004, was filed with the SEC with Campbell's 2004 Proxy Statement, and is incorporated herein by reference.

10(d) Campbell Soup Company Mid-Career Hire Pension Program, amended effective as of January 25, 2001, was filed with the SEC with Campbell's Form 10-K for the fiscal year ended July 29, 2001, and is incorporated herein by reference.

10(e) Deferred Compensation Plan, effective November 18, 1999, was filed with the SEC with Campbell's Form 10-K for the fiscal year ended July 30, 2000, and is incorporated herein by reference.

10(f) Severance Protection Agreement dated January 8, 2001, with Douglas R. Conant, President and Chief Executive Officer, was filed with the SEC with Campbell's Form 10-Q for the fiscal quarter ended January 28, 2001, and is incorporated herein by reference. Agreements with the other executive officers listed under the heading "Executive Officers of the Company" are in all material respects the same as Mr. Conant's agreement.

10(g) Employment agreement between the company and Douglas R. Conant dated January 8, 2001, was filed with the SEC with Campbell's Form 10-Q for the fiscal quarter ended January 28, 2001, and is incorporated herein by reference.

10(h) Letter Agreement between the company and Mark A. Sarvary, effective as of February 9, 2004, regarding severance arrangements was filed with the SEC with Campbell's Form 10-Q for the fiscal quarter ended May 2, 2004, and is incorporated herein by reference.

10(i) Performance goals for the fiscal 2005 awards under the Campbell Soup Company Annual Incentive Plan were described in a Campbell Form 8-K filed on November 5, 2004, and such description is incorporated herein by reference.

10(j) Form of Stock Option Award Statement was filed with the SEC on a Campbell Form 8-K filed on September 28, 2004, and is incorporated herein by reference.

10(k) Form of Restricted Stock Award Statement was filed with the SEC on a Campbell Form 8-K filed on September 28, 2004, and is incorporated herein by reference.

10(l) Board of Director compensation for calendar year 2005 was described in a Campbell Form 8-K filed on January 7, 2005, and such description is incorporated herein by reference.

10(m) Long-term incentive compensation programs adopted pursuant to the Campbell Soup Company 2003 Long-Term Incentive Plan were described in Campbell Form 8-K filed on July 12, 2005, and such description is incorporated herein by reference.

10(n) Deed of Release, dated May 27, 2005, between John Doumani, Arnott's Biscuits Ltd and the company.

21 Subsidiaries (Direct and Indirect) of the company.

23 Consent of Independent Registered Public Accounting Firm.

24 Power of Attorney.

31(i) Certification of Douglas R. Conant pursuant to Rule 13a-14(a).

31(ii) Certification of Robert A. Schiffner pursuant to Rule 13a-14(a).

32(i) Certification of Douglas R. Conant pursuant to 18 U.S.C. Section 1350.

32(ii) Certification of Robert A. Schiffner pursuant to 18 U.S.C. Section 1350.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Campbell has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

CAMPBELL SOUP COMPANY

By: /s/ Robert A. Schiffner
Robert A. Schiffner
Senior Vice President
and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Campbell and in the capacity and on the date indicated.

Date: October 11, 2005

/s/ Robert A. Schiffner
Robert A. Schiffner
Senior Vice President
and Chief Financial Officer

/s/ Anthony P. DiSilvestro
Anthony P. DiSilvestro
Vice President – Controller

Harvey Golub	Chairman and Director	}
Douglas R. Conant	President, Chief Executive Officer and Director	}
John F. Brock	Director	}
Edmund M. Carpenter	Director	}
Paul R. Charron	Director	}
Bennett Dorrance	Director	}
Kent B. Foster	Director	}
Randall W. Larrimore	Director	}
Philip E. Lippincott	Director	}
Mary Alice D. Malone	Director	}
David C. Patterson	Director	}
Charles R. Perrin	Director	}
Donald M. Stewart	Director	}
George Strawbridge, Jr.	Director	}
Les C. Vinney	Director	}
Charlotte C. Weber	Director	}

By: /s/ Ellen Oran Kaden
Ellen Oran Kaden
Senior Vice President –
Law and Government Affairs

Exhibit 31(i)
Certification Pursuant to Rule 13a-14(a)

I, Douglas R. Conant, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 11, 2005

By: /s/ Douglas R. Conant

Name: Douglas R. Conant

Title: President and Chief Executive Officer

Exhibit 31(ii)
Certification Pursuant to Rule 13a-14(a)

I, Robert A. Schiffner, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 11, 2005

By: /s/ Robert A. Schiffner

Name: Robert A. Schiffner

Title: Senior Vice President and Chief Financial Officer

Exhibit 32(i)
Certification Pursuant to
18 U.S.C. Section 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas R. Conant, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 11, 2005

By: /s/ Douglas R. Conant

Name: Douglas R. Conant

Title: President and Chief Executive Officer

Exhibit 32(ii)
Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert A. Schiffner, Senior Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 11, 2005

By: /s/ Robert A. Schiffner
Name: Robert A. Schiffner
Title: Senior Vice President and Chief Financial Officer

Board of Directors
(as of October 2005)

Harvey Golub
Chairman of Campbell Soup Company, Retired Chairman and Chief Executive Officer of American Express Company

John F. Brock
Chief Executive Officer of InBev m.v.-s.a.[3]

Douglas R. Conant
President and Chief Executive Officer of Campbell Soup Company[3]

Edmund M. Carpenter
President and Chief Executive Officer of Barnes Group, Inc.[1,3]

Paul R. Charron
Chairman and Chief Executive Officer of Liz Claiborne, Inc.[2,3]

Bennett Dorrance
Private Investor and Chairman and Managing Director of DMB Associates[2,3]

Kent B. Foster
Chairman of Ingram Micro, Inc.[2,4]

Randall W. Larrimore
Retired President and Chief Executive Officer of United Stationers, Inc.[1,4]

Philip E. Lippincott
Former Chairman of Campbell Soup Company, Retired Chairman and Chief Executive Officer of Scott Paper Company[2,3]

Mary Alice D. Malone
Private Investor and President of Iron Spring Farm, Inc.[3,4]

David C. Patterson
Founder and Chairman, Brandywine Trust Company[3,4]

Charles R. Perrin
Non-executive Chairman of Warnaco Group, Inc.[1,2]

Donald M. Stewart
Visiting Professor, The Harris School, University of Chicago[2,4]

George Strawbridge, Jr.
Private Investor and President of Augustin Corporation[1,4]

Les C. Vinney
President and Chief Executive Officer of STERIS Corporation[1,4]

Charlotte C. Weber
Private Investor and Chief Executive Officer of Live Oak Properties[2,4]

Committees 1 Audit 2 Compensation & Organization 3 Finance & Corporate Development 4 Governance

Officers
(as of October 2005)

Douglas R. Conant
President and Chief Executive Officer

Mark A. Sarvary
Executive Vice President and President – Campbell North America

Arthur B. Anderson
Senior Vice President – Global Research & Development and Quality

Jerry S. Buckley
Senior Vice President – Public Affairs

M. Carl Johnson, III
Senior Vice President – Chief Strategy Officer

Ellen Oran Kaden
Senior Vice President – Law and Government Affairs

Larry S. McWilliams
Senior Vice President and President – Campbell International

Denise M. Morrison
Senior Vice President and President – U.S. Soup, Sauces and Beverages

Nancy A. Reardon
Senior Vice President and Chief Human Resources and Communications Officer

Robert A. Schiffner
Senior Vice President and Chief Financial Officer

David R. White
Senior Vice President – Global Supply Chain

Doreen A. Wright
Senior Vice President and Chief Information Officer

Anthony DiSilvestro
Vice President – Controller

John J. Furey
Vice President and Corporate Secretary

Richard J. Landers
Vice President – Taxes

Gerald S. Lord
Vice President – Finance and Strategy, Campbell North America

William J. O'Shea
Vice President – Treasurer

Shareowner Information

World Headquarters
Campbell Soup Company
1 Campbell Place
Camden, NJ 08103
(856) 342-4800
(856) 342-3878 (Fax)

Stock Exchange Listings
New York, Swiss
Ticker Symbol: CPB
Newspaper Listing: CamSp

Transfer Agent and Registrar
Computershare Limited, formerly EquiServe Trust Company
P.O. Box 43069
Providence, RI 02940-3069
1-800-446-2617

Independent Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Dividends
Campbell has paid dividends since the company became public in 1954. Dividends are normally paid quarterly, at the end of January, April, July, and October.

A dividend reinvestment plan is available to shareowners. For information about dividends or the dividend reinvestment plan, write: Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43081, Providence, RI 02940-3081 Or call: (781) 575-2723 or 1-800-446-2617.

Annual Meeting
The Annual Meeting of Shareowners will be held on November 18, 2005 at 11:00 a.m., Eastern Standard Time, at the Trumbull Marriott, 180 Hawley Lane, Trumbull, Connecticut.

Publications
For copies of the Annual Report or the SEC Form 10-K (filed annually in October) or other financial information, write: Investor Relations at the World Headquarters address, or call 1-888-SIP-SOUP (1-888-747-7687) or visit our worldwide website at www.campbellsoupcompany.com

For copies of the Campbell Soup Foundation's Giving Report, write to: Public Affairs at the World Headquarters address.

Information Sources
Inquiries regarding our products may be addressed to Campbell's Consumer Response and Information Center at the World Headquarters address, or call 1-800-257-8443.

Media and public relations inquiries should be directed to John Faulkner, Director – Corporate Communications at the World Headquarters address, or call (856) 342-3738.

Investors and financial analysts may contact Leonard F. Griehs, Vice President – Investor Relations at the World Headquarters address or call (856) 342-6428.

Communications concerning share transfer, lost certificates, dividends and change of address, should be directed to Computershare Limited, formerly EquiServe Trust Company, 1-800-446-2617.

Shareowner Information Service
For the latest quarterly business results, or other information requests such as dividend dates, shareowner programs or product news, call 1-888-SIP-SOUP (1-888-747-7687). Shareowner information is also available on our worldwide website at www.campbellsoupcompany.com

Campbell Brands
Product trademarks of Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.

The Batman™, which appears in the narrative section of the report, is a trademark of DC Comics.


Campbell's

1 Campbell Place, Camden, NJ 08103-1799 www.campbellsoupcompany.com